UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April, 2017

Commission File Number 1-10928

INTERTAPE POLYMER GROUP INC.

9999 Cavendish Blvd., Suite 200, Ville St. Laurent, Quebec, Canada, H4M 2X5

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTERTAPE POLYMER GROUP INC.

Date: April 26, 2017	By:	/s/ Jeffrey Crystal
Jeffrey Crystal, Chief Financial Officer

INTERTAPE POLYMER GROUP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special Meeting of Shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Corporation”) will be held:

Place:	The Omni King Edward Hotel
Belgravia Room
37 King Street East
Toronto, Ontario M5C 1E9

Date:	June 7, 2017

Time:	10:00 a.m. (eastern time)

The purposes of the Meeting are to:

1.	receive and consider the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2016 and the auditor’s report thereon;

2.	elect directors of the Corporation to hold office until the close of the next annual meeting;

3.	appoint the auditor and authorize the directors to fix its remuneration;

4.	consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule A to the accompanying Management Information Circular (the “Circular”), accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed under “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis” in the Circular; and

5.	transact such other business as may properly be brought before the Meeting.

The accompanying Circular provides detailed information relating to the matters to be dealt with at the Meeting and forms part of this notice.

The Corporation has elected to use the notice-and-access rules (“Notice-and-Access”) under National Instrument 54-101 –Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators for distribution of the materials for the Meeting to shareholders of the Corporation who do not own their shares in their own names as registered shareholders (“Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of their proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders. Notice-and-Access is more environmentally friendly as it helps reduce paper use; it also reduces the Corporation’s printing and mailing costs. Further information about Notice-and-Access is contained in the accompanying Circular; Beneficial Shareholders may also contact the Corporation toll free at 866-202-4713 for information regarding Notice-and-Access.

The Corporation will not be using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (“Registered Shareholders”); they will receive paper copies of the Circular, related materials and the Annual Report via prepaid mail.

Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies are provided starting on page 2 of the accompanying Circular. To be effective, the completed form of proxy must be deposited with our transfer agent and registrar, CST Trust Company, B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6, at any time prior to 5:00 p.m. (eastern time) on June 6, 2017 or with the Chairman of the Meeting before the commencement of the Meeting or at any adjournment thereof.

Shareholders may also vote their shares by telephone or through the Internet using the procedures described in the enclosed form of proxy.

Shareholders registered at the close of business on April 26, 2017 will be entitled to receive notice of and vote at the Meeting.

DATED at Montreal, Canada

April 26, 2017

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Neil Wiener

Secretary

INTERTAPE POLYMER GROUP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special Meeting of Shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Corporation”) will be held at 10:00 a.m. (eastern time) on Wednesday, June 7, 2017 at The Omni King Edward Hotel, Belgravia Room, 37 King Street East, Toronto, Ontario M5C 1E9. The purposes of the meeting are to:

1.	receive and consider the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2016 and the auditor’s report thereon;

2.	elect directors of the Corporation to hold office until the close of the next annual meeting;

3.	appoint the auditor and authorize the directors to fix its remuneration;

4.	consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule A to the Management Information Circular dated April 26, 2017 (the “Circular”), accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed under “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis” in the Circular; and

5.	transact such other business as may properly be brought before the Meeting.

Additional information on the above matters can be found in the Circular under the heading “Business of the Meeting”.

Notice-and-Access

The Corporation has elected to use the notice-and-access rules (“Notice-and-Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators for distribution of the materials for the Meeting to shareholders of the Corporation who do not own their shares in their own names as registered shareholders (“Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of their proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders. Notice-and-Access is more environmentally friendly as it helps reduce paper use; it also reduces the Corporation’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting the Corporation toll free at 866-202-4713.

The Corporation will not be using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (“Registered Shareholders”); they will receive paper copies of the Circular, related materials and the Corporation’s 2016 annual report via prepaid mail.

Websites Where Materials are Posted

The Circular, this notice of meeting, the form of proxy, voting instruction form and the Corporation’s 2016 annual report containing the Corporation’s annual audited consolidated financial statements for the year ended December 31, 2016 and the related Management’s Discussion and Analysis (collectively, the “Meeting Materials”) are available on the Corporation’s website at www.itape.com and under the Corporation’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States). All shareholders are reminded to review the Circular and other Meeting Materials before voting.

How to Obtain Paper Copies of Meeting Materials

Beneficial Shareholders may obtain paper copies free of charge of the Circular, other Meeting Materials and the Corporation’s 2016 annual report by contacting the Corporation toll free at 866-202-4713 or by email at Itp$info@itape.com. Any request for paper copies should be received by the Corporation by 5:00 p.m. (eastern time) on May 23, 2017 in order to allow sufficient time for a Beneficial Shareholder to receive the paper copy and return the voting instruction form by its due date.

Voting

The Board of Directors has fixed the close of business on April 26, 2017 as the record date for the determination of shareholders entitled to notice of and to vote at the Meeting and at any adjournment or postponement thereof.

If you are a Beneficial Shareholder, accompanying this notice of meeting are a voting instruction form and a supplemental mailing list return card for use by shareholders who wish to receive the Corporation’s interim financial statements for the 2017 fiscal year. If you receive these materials through your broker or another intermediary, please complete, sign and return the materials in accordance with the instructions provided to you by such broker or other intermediary.

Registered Shareholders are encouraged to express their vote in advance by completing the form of proxy. Detailed instructions on how to complete and return proxies are provided starting on page 2 of the accompanying Circular. To be effective, the completed form of proxy must be deposited with the Corporation’s transfer agent and registrar, CST Trust Company, B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6, at any time prior to 5:00 p.m. (eastern time) on June 6, 2017 or with the Chairman of the Meeting before the commencement of the Meeting or at any adjournment thereof. Registered Shareholders may also vote their shares by telephone or through the internet using the procedures described in the enclosed form of proxy.

Dated this 26th day of April, 2017.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Neil Wiener

Secretary

Management Information Circular

Notice of 2017 Annual and Special Meeting

to be held on June 7, 2017

INVITATION TO SHAREHOLDERS

April 26, 2017

Dear Shareholders:

On behalf of the Board of Directors, management and employees of Intertape Polymer Group Inc. (the “Corporation”), I invite you to attend the annual and special meeting of shareholders of the Corporation to be held at 10:00 a.m. (eastern time) on June 7, 2017 at The Omni King Edward Hotel, Belgravia Room, 37 King Street East, Toronto, Ontario M5C 1E9.

The items of business to be considered at this meeting are described in the Notice of Annual and Special Meeting of Shareholders of Intertape Polymer Group Inc. and accompanying Management Information Circular. The contents and the distribution of the Management Information Circular have been approved by the Board of Directors.

Your participation at this meeting is very important to the Corporation. I encourage you to vote, which can easily be done by following the instructions set out in the Management Information Circular. At the meeting, management will review the Corporation’s operational and financial performance during 2016 and provide an outlook for 2017. You will also have an opportunity to ask questions and to meet your directors and executives.

Many of the Corporation’s public documents are available under “Investor Relations” on the Corporation’s website at www.itape.com. I encourage you to visit the website during the year for information about the Corporation, including news releases and investor presentations. Additional information relating to the Corporation is available on SEDAR at www.sedar.com.

I look forward to seeing you at the meeting.

Yours sincerely,

Gregory A. C. Yull

President and Chief Executive Officer

INTERTAPE POLYMER GROUP INC.

NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

TAKE NOTICE that an Annual and Special Meeting of Shareholders (the “Meeting”) of INTERTAPE POLYMER GROUP INC. (the “Corporation”) will be held:

Place:	The Omni King Edward Hotel

Belgravia Room

37 King Street East

Toronto, Ontario M5C 1E9

Date:	June 7, 2017

Time:	10:00 a.m. (eastern time)

The purposes of the Meeting are to:

1.	receive and consider the consolidated financial statements of the Corporation for the fiscal year ended December 31, 2016 and the auditor’s report thereon;

2.	elect directors of the Corporation to hold office until the close of the next annual meeting;

3.	appoint the auditor and authorize the directors to fix its remuneration;

4.	consider, and if deemed advisable, adopt a resolution in the form annexed as Schedule A to the accompanying Management Information Circular (the “Circular”), accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed under “Compensation of Executive Officers and Directors–Compensation Discussion and Analysis” in the Circular; and

5.	transact such other business as may properly be brought before the Meeting.

The accompanying Circular provides detailed information relating to the matters to be dealt with at the Meeting and forms part of this notice.

The Corporation has elected to use the notice-and-access rules (“Notice-and-Access”) under National Instrument 54-101 – Communication with Beneficial Owners of Securities of a Reporting Issuer of the Canadian Securities Administrators for distribution of the materials for the Meeting to shareholders of the Corporation who do not own their shares in their own names as registered shareholders (“Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of their proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies to shareholders. Notice-and-Access is more environmentally friendly as it helps reduce paper use; it also reduces the Corporation’s printing and mailing costs. Further information about Notice-and-Access is contained in the accompanying Circular; Beneficial Shareholders may also contact the Corporation toll free at 866-202-4713 for information regarding Notice-and-Access.

The Corporation will not be using Notice-and-Access for delivery to shareholders who hold their shares directly in their respective names (“Registered Shareholders”); they will receive paper copies of the Circular, related materials and the Annual Report via prepaid mail.

Shareholders are encouraged to express their vote in advance by completing the enclosed form of proxy. Detailed instructions on how to complete and return proxies are provided on pages 2 and 3 of the accompanying Circular. To be effective, the completed form of proxy must be deposited with our transfer agent and registrar, CST Trust Company, B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6, at any time prior to 5:00 p.m. (eastern time) on June 6, 2017 or with the Chairman of the Meeting before the commencement of the Meeting or at any adjournment thereof.

Shareholders may also vote their shares by telephone or through the Internet using the procedures described in the enclosed form of proxy.

1

Shareholders registered at the close of business on April 26, 2017 will be entitled to receive notice of and vote at the Meeting.

DATED at Montreal, Canada

April 26, 2017

BY ORDER OF THE BOARD OF DIRECTORS

(signed) Neil Wiener

Secretary

i

MANAGEMENT INFORMATION CIRCULAR

SOLICITATION OF PROXIES BY MANAGEMENT

This Management Information Circular (the “Circular”) is furnished in connection with the solicitation by the management of Intertape Polymer Group Inc. (the “Corporation”) of proxies to be used at the annual and special meeting of shareholders (the “Meeting”) of the Corporation to be held at the time and place and for the purposes set out in the Notice of Meeting and all adjournments thereof. Except as otherwise stated, the information contained herein is given as of April 26, 2017 and all dollar amounts in this Circular are in U.S. dollars. The solicitation of proxies by management will be made primarily by mail. However, directors, officers and employees of the Corporation may also solicit proxies by telephone, telecopier, e-mail or in person. The total cost of solicitation of proxies will be borne by the Corporation.

INTERNET AVAILABILITY OF PROXY MATERIALS

Notice-and-Access

The Corporation has elected to use “notice-and-access” rules (“Notice-and-Access”) under National Instrument 54-101 Communication with Beneficial Owners of Securities of a Reporting Issuer (“NI 54-101”) for distribution of Proxy-Related Materials (as defined below) to shareholders who do not hold common shares of the Corporation (“Shares”) in their own names (referred to herein as “Beneficial Shareholders”). Notice-and-Access is a set of rules that allows issuers to post electronic versions of proxy-related materials on SEDAR and on one additional website, rather than mailing paper copies. “Proxy-Related Materials” refers to this Circular, the Notice of Meeting, a voting instruction form and the Corporation’s 2016 annual report containing the Corporation’s annual audited consolidated financial statements as of and for the year ended December 31, 2016 and the related Management’s Discussion and Analysis.

The use of Notice-and-Access is more environmentally friendly as it helps reduce paper use. It also reduces the Corporation’s printing and mailing costs. Beneficial Shareholders may obtain further information about Notice-and-Access by contacting CST Trust Company toll free at 800-387-0825 (within North America) or 416-682-3860 (outside North America).

The Corporation is not using Notice-and-Access for delivery to shareholders who hold their Shares directly in their respective names (referred to herein as “Registered Shareholders”). Registered Shareholders will receive paper copies of this Circular, related materials and the Corporation’s 2016 annual report via prepaid mail.

Websites Where Proxy-Related Materials are Posted

The Proxy-Related Materials are available on the Corporation’s website at www.itape.com and under the Corporation’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States). All shareholders are reminded to review the Proxy-Related Materials, including this Circular, before voting.

Notice Package

Although the Proxy-Related Materials have been posted on-line as noted above, Beneficial Shareholders will receive paper copies of a notice package (“Notice Package”) via prepaid mail containing information prescribed by NI 54-101 such as the date, time and location of the Meeting, the website addresses where the Proxy-Related Materials are posted, a voting instruction form (“VIF”), and a supplemental mail list return card for Beneficial Shareholders to request that they be included in the Corporation’s supplementary mailing list for receipt of the Corporation’s interim financial statements for the 2017 fiscal year.

How to Obtain Paper Copies of Proxy-Related Materials

Beneficial Shareholders may obtain paper copies of this Circular, the Corporation’s 2016 annual report and other Proxy-Related Materials free of charge by contacting the Corporation toll free at 866-202-4713 or by email at Itp$info@itape.com. Any request for paper copies which are required in advance of the Meeting should be sent so that the request is received by the Corporation by 5:00 p.m. (eastern time) on May 23, 2017 in order to allow sufficient time for Beneficial Shareholders to receive their paper copies and to return their voting instruction form by its due date.

APPOINTMENT AND REVOCATION OF PROXIES

General

As mentioned above, shareholders may be “Registered Shareholders” or “Beneficial Shareholders”. If Shares are registered in the name of an intermediary and not registered in the shareholder’s name, they are said to be owned by a “Beneficial Shareholder”. An intermediary is usually a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates. The instructions provided below set out the different procedures for voting Shares at the Meeting to be followed by Registered Shareholders and Beneficial Shareholders.

The persons named in the enclosed instrument appointing a proxy holder are officers or directors of the Corporation. Each shareholder has the right to appoint a person or company (who need not be a shareholder) to attend and act for him at the Meeting other than the persons designated in the enclosed form of proxy by inserting such other person’s name in the blank space provided in the form of proxy and signing the form of proxy or by completing and signing another proper form of proxy. Shareholders who have given a proxy also have the right to revoke it insofar as it has not been exercised. The right to appoint an alternate proxy holder and the right to revoke a proxy may be exercised by following the procedures set out below under “Registered Shareholders” or “Beneficial Shareholders”, as applicable.

If any shareholder receives more than one proxy or voting instruction form, it is because that shareholder’s Shares are registered in more than one form. In such cases, shareholders should sign and submit all proxies or voting instruction forms received by them in accordance with the instructions provided.

Registered Shareholders

Registered Shareholders have two methods by which they can vote their Shares at the Meeting; namely in person or by proxy. To assure representation at the Meeting, Registered Shareholders are encouraged to return the proxy included with this Circular. Sending in a proxy will not prevent a Registered Shareholder from voting in person at the Meeting. The vote will be taken and counted at the Meeting. Registered Shareholders who do not plan to attend the Meeting or do not wish to vote in person can vote by proxy.

To be valid, the duly-completed form of proxy must be deposited at the offices of CST Trust Company, B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6 prior to 5:00 p.m. (eastern time) on June 6, 2017 or with the Chairman of the Meeting before the commencement of the Meeting or any adjournment thereof. A Registered Shareholder may return the completed proxy as follows:

(a)	by mail in the enclosed envelope; or

(b)	by the Internet (by accessing the following Internet site: www.cstvotemyproxy.com and entering the personalized 13-digit e-voting control number printed on the form of proxy and following the instructions on the website); or

(c)	by telephone by calling 1-888-489-7352 as described on the enclosed proxy; or

(d)	by email by scanning the proxy and emailing it to proxy@canstockta.com; or

(e)	by registered mail, by hand or by courier to the attention of CST Trust Company, B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6.

To exercise the right to appoint a person or company to attend and act for a Registered Shareholder at the Meeting, such shareholder must strike out the names of the persons designated on the enclosed instrument appointing a proxy and insert the name of the alternate appointee in the blank space provided for that purpose. The instrument appointing a proxy holder must be executed by the shareholder or by his attorney authorized in writing or, if the shareholder is a corporate body, by its authorized officer or officers.

To exercise the right to revoke a proxy, in addition to any other manner permitted by law, a shareholder who has given a proxy may revoke it by instrument in writing, executed by the shareholder or his attorney authorized in writing, or if the shareholder is a corporation, by a duly-authorized officer or attorney thereof, and deposited: (i) with CST Trust Company, B1 Level, 320 Bay Street, Toronto, Ontario M5H 4A6 at any time up to and including prior to 5:00 p.m. (eastern time) on June 6, 2017, or (ii) with the Chairman of the Meeting on the date of the Meeting, or at any adjournment thereof, and upon either of such deposits the proxy is revoked.

BENEFICIAL SHAREHOLDERS

Beneficial Shareholders who have not objected to their intermediary disclosing certain ownership information about themselves to the Corporation are referred to as “NOBOs”. Beneficial Shareholders who have objected to their intermediary disclosing the ownership information about themselves to the Corporation are referred to as “OBOs”.

As mentioned above, the Corporation is using Notice-and-Access to provide Proxy-Related Materials to Beneficial Shareholders. Therefore, a Notice Package will be sent via prepaid mail directly to the NOBOs and, indirectly, through intermediaries to the OBOs; the Corporation is assuming the cost of such delivery to OBOs.

Meeting Materials Received by OBOs from Intermediaries

The Corporation has distributed copies of the Notice Package to intermediaries for distribution to OBOs. Intermediaries are required to deliver the Notice Package to all OBOs of the Corporation who have not waived their right to receive these materials, and to seek instructions as to how to vote Shares. Often, intermediaries will use a service company (such as, for example, Broadridge Financial Solutions, Inc.) to forward the Notice Package to OBOs.

OBOs who receive the Notice Package will typically be given the ability to provide voting instructions in one of two ways:

(a)	Generally, an OBO will be given a VIF which must be completed and signed by the OBO in accordance with the instructions provided by the intermediary. In this case, the mechanisms described above for Registered Shareholders cannot be used and the instructions provided by the intermediary must be followed.

(b)	Occasionally, an OBO may be given a proxy that has already been signed by the intermediary. This form of proxy is restricted to the number of Shares owned by the OBO but is otherwise not completed. This form of proxy need not be signed by the OBO but must be completed by the OBO and returned to CST Trust Company in the manner described above for Registered Shareholders.

The purpose of these procedures is to allow OBOs to direct the proxy voting of the Shares that they own but that are not registered in their name. Should an OBO who receives either a form of proxy or a VIF wish to attend and vote at the Meeting in person (or have another person attend and vote on its behalf), the OBO should strike out the persons named in the form of proxy as the proxy holder and insert the OBO’s (or such other person’s) name in the blank space provided or, in the case of a VIF, follow the corresponding instructions provided by the intermediary. In either case, OBOs who received a Notice Package from their intermediary should carefully follow the instructions provided by the intermediary.

To exercise the right to revoke a proxy, an OBO who has completed a proxy (or a VIF, as applicable) should carefully follow the instructions provided by the intermediary.

Proxies returned by intermediaries as “non-votes” because the intermediary has not received instructions from the OBO with respect to the voting of certain Shares or, under applicable stock exchange or other rules, the intermediary does not have the discretion to vote those Shares on one or more of the matters that come before the Meeting, will be treated as not entitled to vote on any such matter and will not be counted as having been voted in respect of any such matter. Shares represented by such “non-votes” will, however, be counted in determining whether there is a quorum at the Meeting.

Meeting Materials Received by NOBOs from the Corporation

As permitted under NI 54-101, the Corporation has used a NOBO list to send the Notice Package directly to the NOBOs whose names appear on that list. If you are a NOBO and the Corporation’s transfer agent, CST Trust Company, has sent the Notice Package directly to you, your name and address and information about your holdings of Shares have been obtained from the intermediary holding such Shares on your behalf in accordance with applicable securities regulatory requirements.

As a result, NOBOs can expect to receive in the Notice Package a scannable VIF from CST Trust Company. Please complete and return the VIF to CST Trust Company in the envelope provided. In addition, telephone voting and internet voting are available, as further described in the VIF. Instructions with respect to the procedures for telephone and internet voting can be found in the VIF. CST Trust Company will tabulate the results of VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Shares represented by VIFs received by CST Trust Company.

By choosing to send the Notice Package to you directly, the Corporation (and not the intermediary holding Shares on your behalf) has assumed responsibility for delivering the Notice Package to you and executing your proper voting instructions. The intermediary holding Shares on your behalf has appointed you as the proxy holder of such Shares, and therefore you can provide your voting instructions by completing the proxy included with this Circular in the same way as a Registered Shareholder. Please refer to the information under the heading “Appointment and Revocation of Proxies- Registered Shareholders” for a description of the procedure to return a proxy, your right to appoint another person or company to attend the meeting, and your right to revoke the proxy.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxy holder for the Registered Shareholder and vote the Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Shares as proxy holder for the Registered Shareholder should enter their own names in the blank space on the form of proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

EXERCISE OF DISCRETION BY PROXIES

Where a choice is specified, the Shares represented by proxy will be voted for, withheld from voting or voted against, as directed, on any poll or ballot that may be called. Where no choice is specified, the proxy will confer discretionary authority and will be voted in favour of all matters referred to on the form of proxy. Accordingly, in the absence of any direction to the contrary, Shares represented by properly-executed proxies in favour of the persons designated in the enclosed form of proxy will be voted FOR the: (i) election of directors, (ii) appointment of the auditor and authorization of the directors to fix its remuneration, and (iii) resolution accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed in the Circular, the whole as stated under such headings in this Circular.

The proxy also confers discretionary authority to vote for, withhold from voting or vote against amendments or variations to the matters identified in the Notice of Meeting and with respect to other matters not specifically mentioned in the Notice of Meeting but which may properly come before the Meeting. Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business that will be presented at the Meeting other than that referred to in the Notice of Meeting. However, if any other matters not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein and, in such case, it is their intention to vote in accordance with the recommendations of management of the Corporation.

VOTING SHARES

As of April 26, 2017, there were 59,125,335 Shares issued and outstanding. Each Share entitles the holder thereof to one vote. The Corporation has fixed April 26, 2017 as the record date (the “Record Date”) for the purpose of determining shareholders entitled to receive notice of the Meeting. Pursuant to the Canada Business Corporations Act (the “CBCA”), the Corporation is required to prepare, no later than ten days after the Record Date, an alphabetical list of shareholders entitled to vote as of the Record Date that shows the number of Shares held by each shareholder. A shareholder whose name appears on the list referred to above is entitled to vote the Shares shown opposite the shareholder’s name at the Meeting. The list of shareholders is available for inspection during usual business hours at the registered office of the Corporation, 800 Place Victoria, Suite 3700, Montreal, Québec H4Z 1E9 and at the Meeting.

PRINCIPAL SHAREHOLDERS

As of April 26, 2017, to the knowledge of the directors and executive officers of the Corporation, no person beneficially owned, or exercised control or direction over, directly or indirectly, more than 10% of the issued and outstanding Shares.

BUSINESS OF THE MEETING

Receiving the Financial Statements

The audited consolidated financial statements of the Corporation as of and for the year ended December 31, 2016 and the Auditor’s Report thereon will be placed before the Meeting. These audited consolidated financial statements may be obtained from the Corporation upon request and will be available at the Meeting. The audited consolidated financial statements of the Corporation as of and for the fiscal year ended December 31, 2016 are available on the Corporation’s website at www.itape.com under “Investor Relations”. They have also been filed with the Canadian securities regulatory authorities as well as the United States Securities and Exchange Commission (the “SEC”) and are available under the Corporation’s profile on SEDAR at www.sedar.com (Canada) and at www.sec.gov (United States).

Election of Directors

The Corporation’s Articles of Amalgamation provide that the Corporation shall have a minimum of three and a maximum of eleven directors. The Board of Directors has fixed the number of directors at nine for the year to come. Each director elected at the Meeting will hold office until the next annual meeting of shareholders or until the election of his successor, unless the director’s seat on the Board of Directors becomes vacant for any reason.

Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the election of the nine nominees whose names appear on pages 8 to 16 hereof. Management does not expect that any of the nominees will be unable to serve as a director.

Appointment of Auditor

Management and the Board of Directors propose that Raymond Chabot Grant Thornton LLP be appointed as the Corporation’s auditor until the close of the next annual meeting of shareholders. Raymond Chabot Grant Thornton LLP have been the Corporation’s auditor for more than five years.

The Audit Committee has a policy that restricts the services that may be provided by, and the fees paid to, the auditor. All services provided by the auditor must be permitted by law and by the Audit Committee policy and be pre-approved by the Audit Committee in accordance with the policy. Fees paid to the auditor for the past two fiscal years ended December 31, 2016 and 2015 are set out below:

	2016 (CDN$)	2015 (CDN$)
Audit Fees	687,000	790,500
Audit-Related Fees	113,000	59,000
Tax Fees	61,409	257,620
All Other Fees	—	—

Total	861,409	1,107,120

The nature of each category of fees is described below.

Audit Fees. Audit fees were for professional services rendered for the integrated audit of the Corporation’s consolidated financial statements and internal control over financial reporting, assisting the Audit Committee in discharging its responsibilities for the review of the Corporation’s interim unaudited consolidated financial statements and services that generally only the independent auditor can reasonably provide, such as consent letters and assistance and review of documents filed with the Canadian securities regulatory authorities and the SEC.

Audit-Related Fees. Audit-related fees were for assurance and related services that are reasonably related to the performance of the audit or review of the Corporation’s consolidated interim unaudited financial statements and are not reported under the caption “Audit Fees” above. These services included consultations concerning financial accounting and reporting standards.

Tax Fees. Tax fees were for tax compliance, tax advice and tax planning. These services included the preparation of the Canadian subsidiaries’ income tax returns, assistance with questions regarding tax audits from the various taxation authorities in Canada and tax planning relating to common forms of domestic and international taxation.

All Other Fees. All other fees were for services provided other than the audit fees, audit-related fees and tax fees described above. No such fees have been billed in the last two fiscal years.

Except where authorization to vote with respect to the appointment of the auditor is withheld, the persons named in the accompanying form of proxy intend to vote FOR the appointment of Raymond Chabot Grant Thornton LLP as the auditor of the Corporation until the next annual meeting of shareholders, at remuneration to be determined by the Board of Directors.

Advisory “Say on Pay” Vote on Executive Compensation

At the Meeting, Shareholders will be asked to consider and, if deemed advisable adopt an advisory, non-binding or “Say on Pay” resolution in the form annexed as Schedule A to the Circular, accepting the Corporation’s approach to executive compensation as disclosed in this Circular. See “Advisory Vote on Executive Compensation” below for information regarding the advisory, non-binding vote. The Board of Directors recommends that shareholders vote in favour of the resolution accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed in the Circular. Unless authority to do so is withheld, the persons named in the accompanying form of proxy intend to vote FOR the foregoing advisory, non-binding resolution.

Other Matters

Management has no present knowledge of any amendments or variations to matters identified in the Notice of Meeting or any business that will be presented at the Meeting other than that referred to in the Notice of Meeting. However, if any other matters not known to management should properly come before the Meeting, the accompanying form of proxy confers discretionary authority upon the persons named therein and, in such case it is their intention to vote in accordance with the recommendations of management of the Corporation.

ADVISORY VOTE ON EXECUTIVE COMPENSATION

At the Meeting, as part of the Corporation’s commitment to strong corporate governance practices, shareholders will have an opportunity to cast an advisory or “Say on Pay” vote on the Board of Directors’ approach to executive compensation. The Corporation held a “Say on Pay” vote at the 2016 annual meeting and currently intends to hold an advisory “Say on Pay” vote at each annual meeting as part of its process of shareholder engagement. At the 2016 annual meeting, shareholders adopted a resolution accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation as disclosed in the Corporation’s 2016 management information circular, with 41,807,605 Shares voted in favour of the “Say on Pay” resolution (92.5%) and 3,396,277 Shares voted against (7.5%).

The purpose of a “Say on Pay” advisory vote is to provide shareholders with an opportunity to indicate their acceptance of the Board of Directors’ overall approach to executive compensation. The Board of Directors, through its Human Resources and Compensation Committee, remains fully responsible for compensation decisions and is not relieved of these responsibilities by either a positive or negative advisory vote by shareholders. The vote by shareholders is advisory only and non-binding on the Board of Directors and the Corporation. However, the Board of Directors and the Human Resources and Compensation Committee will consider the outcome of the vote as part of an ongoing review of the executive compensation program of the Corporation together with feedback received from shareholders in the course of regular communications.

The Board of Directors diligently reviews the Corporation’s executive compensation plans and consults third-party experts to design the terms of these plans relative to the current marketplace. To fully understand the objectives, philosophy and principles the Board of Directors has used in its approach to executive compensation decisions, shareholders should carefully read the section of the Circular entitled “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis” starting on page 27 of this Circular.

That section describes the Corporation’s compensation philosophy, the objectives and elements of the program, the measurement and assessment process used by the Corporation and why a large portion of the Corporation’s executive compensation is linked to business performance and earned over the longer term, thereby aligning the interests of the Corporation’s executives with those of its shareholders.

Shareholders are encouraged, prior to casting their votes at the Meeting, to provide any specific feedback, questions or concerns they may have regarding executive compensation directly to the Board of Directors by writing to the attention of the Chairman of the Board at the following address: 800 Place Victoria, Suite 3700, Montréal, Québec H4Z 1E9, c/o Fasken Martineau Dumoulin LLP.

The Board of Directors recommends that shareholders vote FOR the advisory, non-binding resolution accepting the Corporation’s approach to executive compensation. Unless otherwise specified, the persons named in the accompanying form of proxy or voting instruction form intend to vote FOR the advisory, non-binding resolution accepting the Corporation’s approach to executive compensation. The text of the resolution accepting the Corporation’s approach to executive compensation is annexed as Schedule A to this Circular.

ELECTION OF DIRECTORS

Number of Directors

The Board of Directors currently consists of nine directors. The Board of Directors has fixed the number of directors at nine for the year to come. The persons named in the enclosed form of proxy intend to vote for the election of the nine nominees whose names are set out below. Each director will hold office until the next annual meeting of shareholders or until the election of his or her successor, unless the director’s seat on the Board of Directors becomes vacant for any reason.

The Nominated Directors

The following are profiles of each of the nine persons proposed to be nominated for election as a director. Information in this Circular regarding the number of Shares held or over which control or direction is exercised by each director was provided to the Corporation by the respective directors.

Phoenix, Arizona, U.S.A. Current position with the Corporation: Director Director since: September 2007 Age: 64 Independent

Robert M. Beil

Bob Beil worked for The Dow Chemical Company for 32 years, until September 2006. Mr. Beil held numerous positions in Sales, Marketing, Business and Executive Management at Dow Chemical, including serving as the North American Commercial Vice President for Dow’s Plastics Business. In this role, he was responsible for sales and marketing of more than $2 billion of polyethylene, polypropylene and polystyrene resins to Dow Chemical’s customers in all market segments in the United States, Canada and Mexico. Prior to his retirement, Mr. Beil was Corporate Vice President with functional oversight for all of Sales and Marketing at Dow Chemical.

Principal occupation(1): Retired.

Areas of Expertise:

Marketing/Sales

Human Resources/Compensation

Packaging Industry

Manufacturing/Operations

Board/Committee Memberships with the	Other Public Companies Currently Serving
Corporation	Directorships	Committees
Board of Directors Human Resources and Compensation Committee (chairman) Corporate Governance and Nominating Committee (member)
Shares Held		Compliance with directors’ minimum share ownership requirement
Number	Total Market Value (CDN$)	Yes
46,493	$1,087,006(2)

(1)	Mr. Beil has held this occupation for the last five years.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the Toronto Stock Exchange (“TSX”) (being CDN$23.38) and shares held on March 31, 2017.

Senneville, Québec, Canada Current position with the Corporation: Chairman of the Board of Directors Director since: June 2007 Age: 73 Independent

George J. Bunze, CPA, CMA

George J. Bunze, Canadian Chartered Professional Accountant, served as the Chief Financial Officer of Kruger Inc., a manufacturer of paper, tissue, wood products, energy (hydro/wind) and wine and spirits products located in Montreal, Québec from 1984 to 2003. Prior to becoming Chief Financial Officer, Mr. Bunze held various senior executive positions in the finance and treasury areas of Kruger. Mr. Bunze currently serves as the Vice-Chairman and a director of Kruger Inc. and is also a member of the Executive Committee and Chairman of the Audit Committee Advisory Board. He has served as an Independent Director of Stella-Jones Inc. since May 2001 and is Chairman of its Audit Committee. Mr. Bunze has also been a member of the FM Global Advisory Board of Factory Mutual Insurance Company since 2011. He also served until 2007 as an Independent Director of B2B Trust, a Québec-based financial institution and was Chairman of its Audit Committee. Prior to joining Kruger Inc., he was with ITT Canada Limited in the Corporate Comptroller’s Department from 1962 to 1965. Mr. Bunze has been a Chartered Professional Accountant and Certified Management Accountant since 1968.

Principal occupation(1): Vice-Chairman and director, Kruger Inc. (manufacturer of paper, tissue, wood products, energy (hydro/wind) and wine and spirits products).

Areas of Expertise:

Manufacturing/Operations

Finance/Risk Management

Accounting

Mergers/Acquisitions and Restructuring

Human Resources/Compensation

Packaging Industry

Board/Committee Memberships with the	Other Public Companies Currently Serving
Corporation	Directorships	Committees
Board of Directors Executive Committee (member) Corporate Governance and Nominating Committee (chairman)	Stella-Jones Inc.	Audit Committee (chairman)
Shares Held		Compliance with directors’ minimum share ownership requirement
Number	Total Market Value (CDN$)	Yes
53,371	$1,247,814(2)

(1)	Mr. Bunze has held this occupation for the last five years.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the TSX (being CDN$23.38) and shares held on March 31, 2017.

Montreal, Québec, Canada Current position with the Corporation: Director Director since: August 2014 Age: 70 Independent

Frank Di Tomaso, FCPA,FCA,ICD.D

Frank Di Tomaso has been a Canadian Chartered Professional Accountant since 1972, and an ICD.D since 2009. He was a Partner and Advisory Partner at Raymond Chabot Grant Thornton LLP from 1981 until 2012 where he held the position of Managing Partner Audit – Public Companies. He is currently serving on the boards of ADF Group Inc., Birks Group Inc., National Bank Trust, National Bank Life Assurance Company and Laurentian Pilotage Authority and has also served on the boards of Redline Communications Inc., Yorbeau Resources Inc., Ordre des comptables agréés du Québec, Raymond Chabot Grant Thornton and Grant Thornton. Mr. Di Tomaso is engaged both in the business and the social community while being a member of many business associations and not-for-profit organizations. In that regard, he received the Award of Distinction from the John Molson School of Business – Concordia University, Montreal, Québec in 2004, in recognition of his outstanding contribution to the World of Business and the community.

Principal occupation(1): Corporate Director

Areas of Expertise:

Accounting/Auditing

Finance/Risk Management

Mergers/Acquisitions and Restructuring

Human Resources/Compensation

Board/Committee Memberships with the	Other Public Companies Currently Serving
Corporation	Directorships	Committees
Board of Directors Audit Committee (chairman) Corporate Governance and Nominating Committee (member)	ADF Group Inc. Birks Group Inc.	Audit Committee (chairman) Audit Committee (chairman)
Shares Held		Compliance with directors’ minimum share ownership requirement
Number	Total Market Value (CDN$)	Yes
10,000	$233,800(2)

(1)	Mr. Di Tomaso has held this occupation for the last five years.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the TSX (being CDN$23.38) and shares held on March 31, 2017.

Toronto, Ontario, Canada Current position with the Corporation: Director Director since: June 2010 Age: 74 Independent

Robert J. Foster

Robert J. Foster, B.A., M.A. (Economics), C.F.A., is Founder, President and CEO of Capital Canada Limited, an independent investment banking firm providing financial services to entrepreneurs and corporations. Capital Canada provides negotiating and structuring for mergers and acquisitions, debt and equity financing, as well as valuation and fairness opinion services. Mr. Foster focuses on the aviation, media, entertainment and sports sectors. His career background includes periods as an analyst, director of research, corporate finance, sales and director of institutional sales at Dominion Securities. Mr. Foster has served on the boards of CHC Helicopters, Golf Town Income Fund, Cargojet, Canada 3000 and Canadian Airlines Regional in addition to currently serving on a number of private company boards. In the community, he is currently Chair of the Civic Theatres Board, Chair of the 20th Canadian Arts Summit, Vice-Chair of Business for the Arts and is on the board of the Harbourfront Foundation. Mr. Foster served as Chair of Toronto’s Artscape and Lead Co-Chair for the Creative Capital Gains Report for the City of Toronto in 2011, a guiding document for Toronto’s cultural growth over the next decade. Robert Foster served as Chair on a broad range of not-for-profit organizations over the years including the Governor General’s Performing Arts Awards; the Woodrow Wilson International Centre for Scholars (Canada) Dinner; Capital Campaign for Chair in Economics at Queen’s University; Richard J. Schmeelk Foundation; PC Canada Fund; and PC Ontario Fund, and served on the boards of Memorial University in St. John’s, Newfoundland; the Art Gallery of Ontario and the National Aboriginal Achievement Foundation.

Principal occupation(1): CEO and President, Capital Canada Limited (investment banking firm)

Areas of Expertise:

Finance/Risk Management

Marketing/Sales

Mergers/Acquisitions and Restructuring

Human Resources/Compensation

International Markets

Board/Committee Memberships with the	Other Public Companies Currently Serving
Corporation	Directorships	Committees
Board of Directors Executive Committee (member) Audit Committee (member) Human Resources and Compensation Committee (member)
Shares Held		Compliance with directors’ minimum share ownership requirement
Number	Total Market Value (CDN$)	Yes
56,100	$1,311,618(2)

(1)	Mr. Foster has held this occupation for the last five years.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the TSX (being CDN$23.38) and shares held on March 31, 2017.

Toronto, Ontario, Canada Current position with the Corporation: Director Director since: May 2012 Age: 71 Independent

James Pantelidis

James Pantelidis has more than 30 years of experience in the petroleum industry. He is Chairman of the Board of Parkland Fuel Corporation and has served as a director thereof since 1999. Mr. Pantelidis has been a director and Chairman of the Board of EnerCare Inc. since 2002. He previously served on the Board of RONA Inc. (Chairman of the Human Resources and Compensation Committee) and Industrial Alliance Insurance and Financial Services Inc. (Chairman of the Investment Committee and member of Human Resources and Compensation Committee). From 2008 to 2011, Mr. Pantelidis served as a Non-Executive Director of Equinox Minerals Ltd. (Chairman of the Human Resources and Compensation Committee). From 2002 to 2006, Mr. Pantelidis was on the board of FisherCast Global Corporation and served as Chairman and Chief Executive Officer from 2004 to 2006. From 2002 to 2004, Mr. Pantelidis was President of J.P. & Associates, a strategic consulting group. Between 1999 and 2001, Mr. Pantelidis served as Chairman and Chief Executive Officer for the Bata International Organization. Mr. Pantelidis has a Bachelor of Science degree and a Master of Business Administration degree, both from McGill University, Montreal, Québec.

Principal occupation(1): Chairman of the Board – Parkland Fuel Corporation (marketer of petroleum products); Chairman of the Board – EnerCare Inc. (home services company)

Areas of Expertise:

Finance/Risk Management

Accounting

Mergers/Acquisitions and Restructuring

Human Resources/Compensation

Marketing/Sales

Manufacturing/Operations

International Markets

Board/Committee Memberships with the	Other Public Companies Currently Serving
Corporation	Directorships	Committees
Board of Directors Audit Committee (member)	EnerCare Inc.
Parkland Fuel Corporation
Shares Held		Compliance with directors’ minimum share ownership requirement
Number	Total Market Value (CDN$)	Yes
10,000	$233,800(2)

(1)	Mr. Pantelidis has held this occupation for the last five years.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the TSX (being CDN$23.38) and shares held on March 31, 2017.

Porto, Portugal Current position with the Corporation: Director(1) Director since: June 2009 Age: 70 Independent

Jorge N. Quintas

Jorge Quintas started in 1970 as a Director in the cable industry and since 2002 has been the President of Nelson Quintas SGPS, SA, a holding company for the manufacturing of electrical and telecommunication cables, hazardous waste treatment plants, a telecommunications network in Brazil and real estate. Mr. Quintas has and continues to serve in executive capacities and/or as a director of various other private corporations, most of which are based in Portugal. The corporations with which Mr. Quintas serves as an executive are involved in a range of industrial activities, including the distribution and/or manufacture of natural gas, energy and telecommunications cables, fiber-optic cables, cables for the automotive industry and other types of cables.

Principal occupation(2): President, Nelson Quintas SGPS, SA (holding company for manufacturer of electrical and telecommunication cables)

Areas of Expertise:

Finance/Risk Management

Marketing/Sales

Manufacturing/Operations

Packaging Industry

International Markets

Board/Committee Memberships with the	Other Public Companies Currently Serving
Corporation	Directorships	Committees
Board of Directors Human Resources and Compensation Committee (member)
Shares Held		Compliance with directors’ minimum share ownership requirement
Number	Total Market Value (CDN$)	Yes
50,508	$1,180,877(3)

(1)	Mr. Quintas was also a director of the Corporation from May 2005 to June 2006.
(2)	Mr. Quintas has held this occupation for the last five years.
(3)	Value calculated based on the closing price of the Corporation’s common shares on the TSX (being CDN$23.38) and shares held on March 31, 2017.

Naples, Florida, U.S.A. Current position with the Corporation: Director Director since: November 2015 Age: 57 Independent

Mary Pat Salomone

Mary Pat Salomone is a corporate director. From 2010 to 2013, she was Senior Vice President & Chief Operating Officer of Babcock & Wilcox Company (“B&W”), with more than 23,000 employees and 30 locations worldwide. Prior to that, Ms. Salomone held several senior positions with B&W, including Manager of Business Development and Manager of Strategic Acquisitions. From 1998 through 2007, Ms. Salomone was an officer of Marine Mechanical Corporation, which B&W acquired in 2007, including serving as President and Chief Executive Officer from 2001 through 2007.

Ms. Salomone is currently on the Board of Directors of TransCanada Corporation, where she serves on the Human Resources Committee as well as on the Health, Safety and Environment Committee. Ms. Salomone has served as a director of Herc Holdings, Inc since 2016 and is the chairperson of the Compensation Committee as well as a member of the Nominating and Governance Committee. She is also a trustee of the Youngstown State University Foundation.

Ms. Salomone has a Bachelor of Engineering in Civil Engineering from Youngstown State University in Youngstown, Ohio and a Master of Business Administration from Baldwin Wallace College in Berea, Ohio. She completed the Advanced Management Program at Duke University’s Fuqua School of Business in 2011.

Principal occupation(1): Corporate Director

Areas of Expertise:

Manufacturing/Operations

Engineering

Finance/Risk Management

Human Resources/Compensation

Mergers/Acquisitions and Restructuring

Energy/Utilities

International Markets

Board/Committee Memberships with the	Other Public Companies Currently Serving
Corporation	Directorships	Committees
Board of Directors Audit Committee (member)	TransCanada Corporation	Human Resources Committee (member); Health, Safety & Environment Committee (member)
Human Resources and Compensation Committee (member)	TransCanada PipeLines Limited
	Herc Holdings, Inc.	Compensation Committee (Chairperson); Nominating and Governance Committee (member)

Shares Held		Compliance with directors’ minimum share ownership requirement
Number	Total Market Value (CDN$)	Pending(2)
—	—

(1)	This has been Ms. Salomone’s principal occupation since 2013. Previously, she was Senior Vice President & Chief Operating Officer of Babcock & Wilcox Company from 2010 to 2013.
(2)	Ms. Salomone does not hold any common shares but holds 6,276 DSUs, which are included in determining whether a director’s minimum share ownership requirement has been satisfied, on the basis that each DSU is equivalent to one Share. Ms. Salomone has until November 30, 2020 to satisfy the minimum share ownership requirement, that is, five years after her appointment to the Board of Directors.

Sarasota, Florida, U.S.A. Current position with the Corporation: President and Chief Executive Officer Director Director since: August 2010 Age: 50 Non-Independent

Gregory A.C. Yull

Gregory Yull was named President and Chief Executive Officer of the Corporation in June 2010 and was appointed to the Board of Directors in August 2010. Prior to his current position, Mr. Yull was President of the Tapes and Films Division of the Corporation from October 2005, where he was responsible for the North American and European operations spanning 15 locations and providing leadership for a 1,500-person workforce. Prior to that, he served as Executive Vice President of the Industrial Business Unit for Tapes & Films of the Corporation from November 2004 and prior thereto was President, Film Products of the Corporation from June 1999. He has also held various positions at the Corporation in Sales and Product Management and had extensive functional responsibilities supporting the Fibope business division. Mr. Yull has been with the Corporation since 1991.

Principal occupation(1): President and Chief Executive Officer of the Corporation

Areas of Expertise:

Manufacturing/Operations

Packaging Industry

Marketing/Sales

Human Resources/Compensation

Finance/Risk Management

Mergers/Acquisitions and Restructuring

International Markets

Board/Committee Memberships with the	Other Public Companies Currently Serving
Corporation	Directorships	Committees
Board of Directors Executive Committee (member)
Shares Held		Compliance with minimum share ownership requirement
Number	Total Market Value of Securities (CDN$)	Yes
702,214	$16,417,763(2)

(1)	Mr. Yull has held this occupation for the last five years.
(2)	Value calculated based on the closing price of the Corporation’s common shares on the TSX (being CDN$23.38) and shares held on March 31, 2017.

Siesta Key, Florida, U.S.A. Current position with the Corporation: Director Director since: June 2007(1) Age: 76 Non-Independent

Melbourne F. Yull

Melbourne F. Yull has been an entrepreneur for most of his business career. He founded the Corporation in 1981 and by 2006 had grown it to approximately CDN $1 billion in revenue. He was Chief Executive Officer and Chairman of the Board of the Corporation until his retirement in 2006. Prior to starting the Corporation, he was an original partner in a major Canadian paper converter and founded a plastic company that was the first to develop and commercialize the transition to plastic bags from paper in the retail market. Mr. Yull was Québec’s Entrepreneur of the Year in 1995 and serves on numerous private company boards.

Principal occupation(2): President, Samanna Properties LLC and Affinity Kitchen & Bath LLC

Areas of Expertise:

Packaging Industry

Marketing/Sales

Mergers/Acquisitions

Manufacturing/Operations

Finance/Risk Management

Human Resources/Compensation

Board/Committee Memberships with the	Other Public Companies Currently Serving
Corporation	Directorships	Committees
Board of Directors Executive Committee (chair)
Shares Held		Compliance with directors’ minimum share ownership requirement
Number	Total Market Value (CDN$)	Yes
1,835,829	$42,921,682(3)

(1)	Mr. Yull was also a director of the Corporation from its incorporation on December 22, 1989 to June 14, 2006 (when he retired as Chairman of the Board of Directors and Chief Executive Office of the Corporation) and, prior thereto, a director of a predecessor company from 1981. He served as Executive Director of the Corporation from June 28, 2007 to June 8, 2010.
(2)	Mr. Yull has held this occupation for the last five years.
(3)	Value calculated based on the closing price of the Corporation’s common shares on the TSX (being CDN$23.38) and shares held on March 31, 2017.

Director Information

The following table sets out information regarding the nine current members of the Board of Directors, each of whom is proposed to be nominated for election as a director at the Meeting:

Name	Director Since	Executive Committee	Audit Committee	Human Resources and Compensation Committee	Corporate Governance and Nominating Committee
Robert M. Beil	2007			Chair	Member
George J. Bunze	2007	Member			Chair
Frank Di Tomaso	2014		Chair		Member
Robert J. Foster	2010	Member	Member	Member
James Pantelidis	2012		Member
Jorge N. Quintas	2009			Member
Mary Pat Salomone	2015		Member	Member
Gregory A.C. Yull	2010	Member
Melbourne F. Yull	2007	Chair

Board and Committee Attendance

During the 2016 fiscal year, there were nine meetings of the Board of Directors, six meetings of the Human Resources and Compensation Committee (“HRCC”), two meetings of the Corporate Governance and Nominating Committee (“CGNC”), four meetings of the Audit Committee and two meetings of the Executive Committee. The following table sets out attendance of the members of the Board of Directors at meetings held during 2016.

Number and Percentage of Meetings Attended
	Board		Audit Committee		Human Resources and Compensation Committee		Corporate Governance and Nominating Committee		Executive Committee		Overall Attendance
Director	Member	Attendance	Member	Attendance	Member	Attendance	Member	Attendance	Member	Attendance
Robert M. Beil	Ö	9/9 (100%)			Chair	6/6 (100%)	Ö	2/2 (100%)			17/17 (100%)
George J. Bunze	Chair	9/9 (100%)					Chair	2/2 (100%)	Ö	2/2 (100%)	13/13 (100%)
Frank Di Tomaso	Ö	9/9 (100%)	Chair	4/4 (100%)			Ö	2/2 (100%)			15/15 (100%)
Robert J. Foster	Ö	9/9 (100%)	Ö	4/4 (100%)	Ö	6/6 (100%)			Ö	2/2 (100%)	21/21 (100%)
James Pantelidis	Ö	9/9 (100%)	Ö	4/4 (100%)							13/13 (100%)
Jorge N. Quintas	Ö	9/9 (100%)			Ö	6/6 (100%)					15/15 (100%)
Mary Pat Salomone	Ö	9/9 (100%)	Ö	4/4 (100%)	Ö	6/6 (100%)					19/19 (100%)
Gregory Yull	Ö	9/9 (100%)							Ö	2/2 (100%)	11/11 (100%)
Melbourne Yull	Ö	9/9 (100%)							Chair	2/2 (100%)	11/11 (100%)

In Camera Meetings

It is the practice of the Board of Directors to hold, on a regular basis following in-person meetings of the Board of Directors, in camera sessions at which only independent directors are in attendance. In 2016, there were three such in camera sessions.

Director Tenure

The following chart sets out the tenure of the members of the Board of Directors as of April 26, 2017:

As of April 26, 2017, the approximate average tenure of the members of the Board of Directors was six years five months.

Director Independence

The following table sets out the independence status of the directors, as defined in National Instrument 52-110 Audit Committees:

Independence Status
Director	Independent	Reason for non-independence
Robert M. Beil	Yes
George J. Bunze	Yes
Frank Di Tomaso	Yes
Robert J. Foster	Yes
James Pantelidis	Yes
Jorge Quintas	Yes
Mary Pat Salomone	Yes
Gregory A.C. Yull	No	President and Chief Executive Officer of the Corporation
Melbourne F. Yull	No	Immediate family member of the President and Chief Executive Officer of the Corporation

Directors’ Skills Matrix

The following table sets out the range of skills the Board of Directors perceives to be most important for the Corporation and indicates the extent to which they are met by current Board members:

Directors	Finance / Risk Management	Accounting	International Markets	Mergers, Acquisitions, and Restructuring	Human Resources / Compensation	Marketing / Sales	Manufacturing / Operations	Packaging Industry
Robert M. Beil					Ö	Ö	Ö	Ö
George J. Bunze	Ö	Ö		Ö	Ö		Ö	Ö
Frank Di Tomaso	Ö	Ö		Ö	Ö
Robert J. Foster	Ö		Ö	Ö	Ö	Ö
James Pantelidis	Ö	Ö	Ö	Ö	Ö	Ö	Ö
Jorge Quintas	Ö		Ö			Ö	Ö	Ö
Mary Pat Salomone	Ö		Ö	Ö	Ö		Ö
Gregory A.C. Yull	Ö		Ö	Ö	Ö	Ö	Ö	Ö
Melbourne F. Yull	Ö			Ö	Ö	Ö	Ö	Ö

Serving Together on Other Boards of Directors

The approach of the Board of Directors to “board interlocks” is that no more than two of the Corporation’s directors may sit on the same board of directors of a public company (other than the Corporation). The Board of Directors has determined that there are at present, among the Corporation’s directors, no common memberships on boards of directors of public companies.

Minimum Share Ownership Requirement

Directors who are not executive officers of the Corporation are required to own a minimum of 10,000 Shares within five years of joining the Board of Directors in order to remain eligible for future grants of Deferred Share Units (“DSUs”). On February 3, 2016, the Board determined that DSUs will be included in determining whether the minimum share ownership requirements have been satisfied, on the basis that each DSU is equivalent to one Share for purposes of such determination. As of April 26, 2017, all eight directors who are not executive officers of the Corporation are in compliance with the minimum share ownership requirement with the exception of Mary Pat Salomone, who was appointed to the Board of Directors on November 30, 2015 and has until November 30, 2020 to satisfy the minimum share ownership requirement.

Cease-Trade Orders, Penalties and Sanctions

To the knowledge of the Corporation, none of the foregoing nominees for election as director of the Corporation:

(a)	is, or within the last ten years has been, a director, chief executive officer or chief financial officer of any company that:

(i)	was subject to a cease trade order, an order similar to a cease trade order, or an order that denied the relevant company access to any exemption under applicable securities legislation, and which in all cases was in effect for a period of more than 30 consecutive days (an “Order”), which Order was issued while the proposed director was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(ii)	was subject to an Order that was issued after the proposed director ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer of such company; or

(b)	is, or within the last ten years has been, a director or executive officer of any company that, while the proposed director was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; except for Mary Pat Salomone who was a director of Crucible Materials Corp. (“Crucible”) from May 2008 to May 1, 2009. On May 6, 2009, Crucible and one of its affiliates filed voluntary petitions for relief under Chapter 11 of the United States Bankruptcy Code in the U.S. Bankruptcy Court for the District of Delaware. On August 26, 2010, the Bankruptcy Court entered an Order confirming Crucible’s Second Amended Chapter 11 Plan of Liquidation, or

(c)	has, within the last ten years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold his assets.

None of the foregoing nominees for election as director of the Corporation has been subject to:

(a)	any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(b)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable security holder in deciding whether to vote for a proposed director.

Majority Voting for Directors

In April 2013, the Board of Directors adopted a majority voting policy. Under this policy, in an uncontested election of directors, any nominee proposed for election as a director who receives a greater number of “withheld” votes than “for” votes is expected to promptly following the date of the shareholders’ meeting at which the election occurred, tender his or her resignation to the Chairman of the Board of Directors for consideration by the CGNC, with the resignation to take effect upon acceptance by the Board of Directors. This policy applies only to “uncontested elections”, that is elections in which the number of nominees for director is equal to the number of directors to be elected.

The Board of Directors will act on the CGNC’s recommendation within 90 days following the date of the shareholders’ meeting at which the election occurred. Following the Board of Directors’ decision on the CGNC’s recommendation, the Board of Directors will promptly disclose, by way of a press release, the Board of Directors’ decision whether or not to accept the director’s resignation offer, together with an explanation of the process by which the decision was made and, if applicable, the Board of Directors’ reason or reasons for rejecting the tendered resignation.

The CGNC will be expected to accept the resignation except in situations where extenuating circumstances would warrant the applicable director continuing to serve on the Board of Directors. In considering whether or not to accept the resignation, the CGNC will consider all factors deemed relevant by the CGNC including, without limitation, the stated reason or reasons why shareholders “withheld” votes from the election of that nominee, the length of service and the qualifications of the director whose resignation has been tendered (including, for example, the impact the director’s resignation would have on the Corporation’s compliance with the requirements of applicable corporate and securities laws and the rules of any stock exchange on which the Corporation’s securities are listed or posted for trading), such director’s contributions to the Corporation, and whether the director’s resignation from the Board of Directors would be in the best interests of the Corporation.

The CGNC will also consider a range of possible alternatives concerning the director’s tendered resignation as the Committee deems appropriate including, without limitation, acceptance of the resignation, rejection of the resignation, or rejection of the resignation coupled with a commitment to seek to address and cure the underlying reasons reasonably believed by the CGNC to have substantially resulted in the “withheld” votes.

A director who tenders his or her resignation will not participate in any meetings to consider whether the resignation will be accepted.

Shareholders should note that, as a result of the majority voting policy, a ‘‘withhold’’ vote is effectively the same as a vote against a director nominee in an uncontested election.

Election of Directors - 2016

At the annual meeting of shareholders of the Corporation held on June 9, 2016, all candidates proposed as directors were duly elected to the Board of Directors of the Corporation by a majority of the votes cast by shareholders present or represented by proxy at such meeting, as follows:

Name of Nominee	Votes for	%	Votes Withheld	%
Robert M. Beil	45,191,766	99.97	12,616	0.03
George J. Bunze	44,990,534	99.53	213,848	0.47
Frank Di Tomaso	44,237,833	97.86	966,549	2.14
Robert J. Foster	44,690,756	98.86	513,626	1.14
James Pantelidis	44,871,221	99.26	333,161	0.74
Jorge N. Quintas	45,004,439	99.56	199,943	0.44
Mary Pat Salomone	45,188,389	99.96	15,993	0.04
Gregory A. C. Yull	45,188,136	99.96	16,246	0.04
Melbourne F. Yull	45,191,806	99.97	12,576	0.03

DIRECTORS’ AND OFFICERS’ INSURANCE

The Corporation maintains directors’ and officers’ liability insurance covering liability, including defense costs, of directors and officers of the Corporation incurred as a result of acting in such capacity, provided that they acted honestly and in good faith with a view to the best interests of the Corporation. The current limit of the insurance is $60 million. An annual premium of $111,330 was paid by the Corporation in 2016 with respect to the period from December 1, 2016 to December 1, 2017. Claims payable to the Corporation are subject to retention or a deductible of up to $50,000 per occurrence.

COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

Named Executive Officer Profiles

The following are profiles of each of the Corporation’s “Named Executive Officers” or “NEOs”, that is, each person who acted as Chief Executive Officer (“CEO”) or Chief Financial Officer (“CFO”) and the three most highly-compensated executive officers (or three most highly-compensated individuals acting in a similar capacity), other than the CEO and CFO, whose total compensation was more than $150,000 in the Corporation’s last financial year. The profiles include details of their respective compensation for 2016 and the two previous fiscal years, their respective ownership as of December 31, 2016 of Shares and performance share units (“PSUs”) pursuant to the Corporation’s Performance Share Unit Plan (the “PSU Plan”), and whether each is in compliance with the Corporation’s minimum share ownership requirement.

Gregory A.C. Yull Chief Executive Officer and President Please see profile on page 15.
Compensation(1) (as of December 31)	2016	2015		2014
Fixed
Base salary	$731,378	$543,269		$525,000
Variable
Short-term incentive	989,607	412,500		436,882
Long-term incentive
PSUs	1,602,407	937,022		455,200
Stock Options	—	—		562,841
Pension value	14,575	14,575		14,300
All other compensation	40,962	41,655		26,462

Total direct compensation	$3,378,929	$1,949,021		$2,020,685

Change from previous year	74.1%	(3.5)%		(15.0)%

Shares Held
Minimum level of ownership	Number	Total Market Value (CDN$)		Compliance with minimum share ownership requirement
A value equal to at least two times annual salary	702,214	$16,417,763	(2)	Yes
(1) See “Summary of the Compensation of the Named Executive Officers” starting on page 33 for additional details.
(2) Value calculated based on the closing price of the Corporation’s common shares on the TSX (being CDN$23.38) and shares held on March 31, 2017.

Jeffrey Crystal, CPA, CA

Chief Financial Officer

Jeffrey Crystal was appointed Chief Financial Officer of the Corporation in May 2014. Mr. Crystal is a Canadian Chartered Professional Accountant who, since 2002, has been in senior finance roles overseeing administrative functions both within and outside the traditional finance areas. His most significant positions prior to joining the Corporation included Chief Financial Officer of American Iron & Metal, Vice-President of Finance of Optimal Payments and Audit Manager at Raymond Chabot Grant Thornton LLP, Chartered Accountants. Mr. Crystal holds a Diploma of Accountancy and Bachelor of Commerce degree from Concordia University, Montreal, Québec.

Compensation(1) (as of December 31)	2016	2015		2014(2)
Fixed
Base salary	$380,439	$337,235		$222,272
Variable
Short-term incentive	409,877	254,926		230,635
Long-term incentive
PSUs	369,948	263,923		193,460
Stock Options	—	—		93,081
Pension value	14,575	14,575		7,362
All other compensation	—	5,142		104,126

Total direct compensation	$1,174,839	$875,801		$850,936

Change from previous year	34.1%	2.9%	(2)

Shares Held
Minimum level of ownership	Number	Total Market Value (CDN$)		Compliance with minimum share ownership requirement
A value equal to at least annual salary	5,092	$119,051	(3)	Pending	(4)

(1) See “Summary of the Compensation of the Named Executive Officers” starting on page 33 for additional details.
(2) Mr. Crystal was appointed Chief Financial Officer of the Corporation in May 2014. Compensation data presented for 2014 does not represent a full calendar year.
(3) Value calculated based on the closing price of the Corporation’s common shares on the TSX (being CDN$23.38) and shares held on March 31, 2017.
(4) Mr. Crystal has until May 11, 2020 to satisfy the minimum share ownership requirement.

Douglas Nalette

Senior Vice-President, Operations

Douglas Nalette was appointed Senior Vice-President Operations of the Corporation in 2006. From 2004, he had been Director of Carton Sealing Manufacturing of the Corporation. Prior to joining the Corporation through an acquisition in 1999, Mr. Nalette was the Director of Manufacturing Pressure Sensitive Tape for Central Products Company. Mr. Nalette has more than 40 years of industry experience in plant operations and management, including companies such as the Corporation, Arkwright Advanced Coating and Venture Tape. Mr. Nalette holds a Bachelor’s degree in Chemistry from the Massachusetts College of Liberal Arts, North Adams, Massachusetts, and a Master’s degree in Business from Western New England University, Springfield, Massachusetts.

Compensation(1) (as of December 31)	2016	2015		2014
Fixed
Base salary	$357,772	$347,352		$339,900
Variable
Short-term incentive	269,545	175,048		158,370
Long-term incentive
PSUs	195,837	192,644		113,800
Stock Options	—	—		95,470
Pension value	14,575	14,575		14,300
All other compensation	—	—		—

Total direct compensation	$837,729	$729,619		$721,840

Change from previous year	14.8%	2.2%		(15.7)%

Shares Held
Minimum level of ownership	Number	Total Market Value (CDN$)		Compliance with minimum share ownership requirement
A value equal to at least annual salary	121,142	$2,832,300	(2)	Yes

(1) See “Summary of the Compensation of the Named Executive Officers” starting on page 33 for additional details.
(2) Value calculated based on the closing price of the Corporation’s common shares on the TSX (being CDN$23.38) and shares held on March 31, 2017.

Shawn Nelson

Senior Vice-President, Sales

Shawn Nelson was appointed Senior Vice-President Sales of the Corporation in 2010. Prior thereto, he served as Senior Vice-President Industrial Channel of the Corporation from 2006. Mr. Nelson began his career at the Corporation in 1995, holding several management positions within the sales organization. Before joining the Corporation, Mr. Nelson was Regional Sales Manager of Polychem. Mr. Nelson holds a Bachelor’s degree in Marketing and Business Administration from The University of Akron, Akron, Ohio, and completed the Darden Executive Program at the University of Virginia as well as the Executive Program at The University of Chicago Booth School of Business.

Compensation(1) (as of December 31)	2016	2015		2014
Fixed
Base salary	$340,725	$330,918		$323,574
Variable
Short-term incentive	283,145	166,640		150,763
Long-term incentive
PSUs	195,837	192,644		113,800
Stock Options	—	—		95,470
Pension value	14,575	14,575		14,300
All other compensation	—	—		—

Total direct compensation	$834,282	$704,777		$697,907

Change from previous year	18.4%	1.0%		(14.4)%

Shares Held
Minimum level of ownership	Number	Total Market Value (CDN$)		Compliance with minimum share ownership requirement
A value equal to at least annual salary	169,624	$3,965,809	(2)	Yes

(1) See “Summary of the Compensation of the Named Executive Officers” starting on page 33 for additional details.
(2) Value calculated based on the closing price of the Corporation’s common shares on the TSX (being CDN$23.38) and shares held on March 31, 2017.

Joseph Tocci

Senior Vice-President, Logistics and Supply Chain

Joseph Tocci was appointed Senior Vice-President of the Corporation in 2008. He is currently responsible for Supply Chain, Global Sourcing and the Consumer Business Channel. He joined the Corporation in 2005 as Vice-President of Supply Chain. Prior to joining the Corporation, Mr. Tocci was Vice-President of Distribution at Polo Ralph Lauren, Senior Director of Supply Chain with The Home Depot, Vice President of Supply Chain at Atari and Director of Supply Chain for Nabisco. Mr. Tocci holds a Bachelor of Science degree in Business Administration from Shippensburg University, Shippensburg, Pennsylvania.

Compensation(1) (as of December 31)	2016	2015		2014
Fixed
Base salary	$318,465	$308,985		$302,357
Variable
Short-term incentive	251,870	155,714		140,877
Long-term incentive
PSUs	177,896	133,695		86,488
Stock Options	—	—		58,751
Pension value	14,575	14,575		14,300
All other compensation	—	—		—

Total direct compensation	$762,806	$612,969		$602,773

Change from previous year	24.4%	1.7%		(22.2)%
Shares Held
Minimum level of ownership	Number	Total Market Value (CDN$)		Compliance with minimum share ownership requirement
A value equal to at least annual salary	62,752	$1,467,142	(2)	Yes
(1) See “Summary of the Compensation of the Named Executive Officers” starting on page 33 for additional details.
(2) Value calculated based on the closing price of the Corporation’s common shares on the TSX (being CDN$23.38) and shares held on March 31, 2017.

Minimum Share Ownership Requirement

The Board of Directors has determined that the Corporation’s minimum share ownership requirement shall apply to the CEO, CFO and all the Corporation’s other NEOs as identified in the Corporation’s management information circular. The NEOs are currently Doug Nalette, Shawn Nelson and Joseph Tocci. The Board of Directors has further determined that, for the CEO, the minimum Share ownership requirement is shares having a value equal to at least two times his annual salary, and for the CFO and the three other NEOs, the minimum share ownership requirement is shares having a value equal to at least one time their respective annual salaries, with such share ownership requirement to be satisfied not later than five years from the later of May 11, 2015 and the date of hiring of the executive.

The Board of Directors has also adopted a policy of “once met always met” and a review process every three years. Specifically, if an executive satisfies the minimum share ownership requirement, he or she will continue to satisfy the minimum requirement notwithstanding a subsequent decrease in the value of Shares held due to market conditions. Further, the HRCC will review every three years whether an executive will be required to purchase additional Shares to satisfy the minimum share ownership requirement, including as a result of an increase in compensation. If the HRCC determines that an additional purchase of Shares is required, the executive will have one year in which to do so.

As of April 26, 2017, the CEO and the NEOs, other than the CFO, are in compliance with the minimum share ownership requirement while the CFO has until May 11, 2020 to comply.

Compensation of Executive Officers and Directors – Compensation Discussion and Analysis

This discussion describes the Corporation’s compensation program for the Named Executive Officers. It addresses the Corporation’s philosophy and objectives and provides a review of the process that the HRCC follows in deciding how to compensate the NEOs. This section also provides discussion and analysis of the HRCC’s specific decisions regarding the compensation of the NEOs for the financial year ended December 31, 2016.

Human Resources and Compensation Committee

The HRCC is composed of four directors, namely Robert M. Beil (chairman), Robert J. Foster, Jorge N. Quintas and Mary Pat Salomone, none of whom is or has been at any previous time an employee of the Corporation or any of its subsidiaries, and all of whom are considered independent within the meaning of National Instrument 52 – 110 Audit Committees. The HRCC reviews annually the performance of the executives and ensures that it understands compensation trends and that the programs in place are adequate. When circumstances warrant it, the HRCC may make recommendations that deviate from current policies. The Board of Directors is of the view that the HRCC collectively has the knowledge, experience and background to fulfill its mandate, and that each of the members of the HRCC has direct experience relevant to his or her responsibilities regarding executive compensation. Each of the members of the HRCC is an experienced senior executive. In particular, Messrs. Foster and Quintas are presidents of their respective firms, Mr. Beil has extensive experience with the design and implementation of executive compensation packages and Ms. Salomone was Chief Operating Officer of a publicly-traded company. These collective skills and extensive experience enable the HRCC to make decisions on the suitability of the Corporation’s compensation policies and practices.

Compensation Program Philosophy

The Corporation’s executive compensation philosophy and program objectives are directed primarily by two guiding principles. First, the program is intended to provide competitive levels of compensation, at expected levels of performance, in order to attract, motivate and retain talented executives. Second, the program is intended to create an alignment of interest between the Corporation’s executives and shareholders so that a significant portion of each executive’s compensation is linked to maximizing shareholder value. In support of this philosophy, the executive compensation program is designed to reward performance that is directly relevant to the Corporation’s short-term and long-term success. The Corporation attempts to provide both short-term and long-term incentive compensation that varies based on corporate and individual performance.

Three primary components comprise the Corporation’s compensation program. They are basic salary, annual incentive bonuses based on performance and a long-term incentive plan of PSUs pursuant to the PSU Plan.

Each element of compensation fulfills a different role in attracting, retaining and motivating qualified executives and employees with the expertise and skills required in the business of the Corporation, who can effectively contribute to its long-term success and objectives. The following describes the Corporation’s executive compensation program by component of compensation and discusses how each component relates to the Corporation’s overall executive compensation objective. In establishing the executive compensation program, the Corporation believes that:

(a)	base salaries provide an immediate cash incentive for the Corporation’s NEOs and should be at levels competitive with peer companies that compete with the Corporation for business opportunities and executive talent;

(b)	annual incentive bonuses encourage and reward performance over the financial year compared to predefined goals and objectives and reflect progress toward company-wide performance objectives and personal objectives; and

(c)	long-term incentives such as PSUs have the capability to award NEOs for the achievement of long-term growth, resulting in increased shareholder value.

The Corporation places equal emphasis on short-term (salary, annual bonus) and long-term (PSUs) compensation. As the PSU Plan provides the Corporation with a long-term incentive for executives, it is likely that no stock options under the Corporation’s Executive Stock Option Plan (“ESOP”) will be issued in the future. In 2016, the Corporation did not grant any stock options under the ESOP or issue any SARs under the Corporation’s 2012 Stock Appreciation Rights Plan (the “SAR Plan”). Annual incentive bonuses are related to performance and may form a greater or lesser part of the entire compensation package in any given year.

Purpose

The Corporation’s executive compensation program has been designed to accomplish the following long-term objectives:

(a)	create a proper balance between building shareholder wealth and competitive executive compensation while maintaining good corporate governance;

(b)	produce long-term, positive results for the Corporation’s shareholders;

(c)	align executive compensation with corporate performance and appropriate peer-group comparisons; and

(d)	provide market-competitive compensation and benefits that will enable the Corporation to recruit, retain and motivate the executive talent necessary to be successful.

Compensation Process

The HRCC administers the Corporation’s compensation program in accordance with the mandate set out in the HRCC’s charter, which has been adopted by the Board of Directors. Part of the mandate is to evaluate and recommend to the Board of Directors compensation policies and programs for the Corporation’s directors, executive officers and senior management, including option grants under the ESOP, awards of SARs under the SAR Plan, and awards of PSUs under the PSU Plan, as described below. The HRCC also has the mandate to recommend to the Board of Directors grants under the Deferred Share Unit Plan (the “DSU Plan”).

The HRCC has the authority to retain compensation consultants to assist in the evaluation of director, CEO and senior executive compensation. Beginning in 2012, the Corporation retained Buck Consultants, LLC, now known as Conduent HR Services Company (“Conduent”), for advice relating to the competitiveness and appropriateness of the compensation programs of the Corporation for the CEO and other key executives. The services provided by Conduent may include, but are not limited to, advice on base salaries, short-term, medium-term and long-term incentive programs, pension plans, social benefits, awards and provisions regarding employment and change of control. In connection with these services, Conduent may review the Corporation’s compensation policies (including making recommendations on the companies forming part of the peer group of companies representative of the competitive market for the Corporation, positioning regarding compensation and performance, performance measures, etc.), the design of the programs and the levels of compensation compared to market and may make observations and recommendations regarding amendments where appropriate.

The CEO makes recommendations to the HRCC as to the compensation of the Corporation’s executive officers, other than himself. The HRCC annually reviews the compensation levels for the executive officers and certain members of senior management. The HRCC makes recommendations to the Board of Directors as to the compensation of the CEO and the other NEOs for approval, in accordance with the same criteria upon which the compensation of all other executive officers is based. For the fiscal year ended December 31, 2016, the HRCC reviewed information it received from the CEO. It used this information to determine and approve such changes to the general compensation levels that it considered appropriate. In addition, on the recommendation of the CEO as concerns executive officers, the HRCC recommended to the Board of Directors PSU grants for executive officers and senior management and for the CEO. In arriving at its decisions, the HRCC reviewed industry comparisons for similar-sized companies and for other companies in the packaging materials sector. Based on these criteria, for the fiscal year ended December 31, 2016, the peer group was comprised of the following companies: AEP Industries Inc., Clearwater Paper Corporation, Dorman Products, Inc., Kapstone Paper and Packaging Co., Multi-Color Corporation, Myers Industries, Inc., Neenah Paper, Inc., OMNOVA Solutions Inc., P.H. Glatfelter Company, Schweitzer-Mauduit International, Tredegar Corporation and Wausau Paper Corp.

Although the HRCC may rely on information and advice obtained from consultants, all decisions with respect to executive compensation are made by the Board of Directors upon recommendation of the HRCC and may reflect factors and considerations that differ from information and recommendations provided by such consultants, such as merit and the need to retain high-performing executives. Accordingly, the Board of Directors may exercise discretion either to award compensation absent attainment of the relevant performance goal or similar condition or to reduce or increase the size of any award or payout to one or more NEOs. During 2016, Conduent met with the HRCC Chair and attended relevant portions of HRCC meetings, as necessary.

Base Salaries

The base salaries of the NEOs are reviewed annually to ensure that they take into account the following factors: market and economic conditions; levels of responsibility and accountability of each NEO; skill and competencies of each NEO; retention considerations; and level of demonstrated performance.

Variable Cash Incentive Awards – Bonuses

The HRCC’s philosophy with respect to executive officer bonuses is to align the payments of bonuses with the performance of the Corporation, based on predefined goals and objectives established by the HRCC and management. As a result of the fiscal 2016 performance of the Corporation, the HRCC recommended the payment of bonuses to the NEOs for the fiscal year ended December 31, 2016.

Each of the NEOs received a performance bonus for 2016. Bonuses paid depend on the level of achievement of financial objectives of the Corporation. The Corporation attributes to each executive, depending on his level within the Corporation, a bonus target level set as a percentage of his salary, representing the amount which will be paid if all objectives are achieved according to the targets set. Actual bonuses may vary between zero and twice the target bonus, based on the level of achievement of the predetermined objectives set out at the beginning of the fiscal year. The objectives and weight attached thereto are re-evaluated on an annual basis by the HRCC and communicated to the relevant individuals. The HRCC has discretion to adjust bonus payments upwards or downwards.

For the fiscal year ended December 31, 2016, the bonuses were based on the Corporation achieving certain target amounts for:

(a)	Compensation Adjusted EBITDA, which the Corporation defines as Adjusted EBITDA excluding: (i) performance bonus expense; (ii) the positive or negative impact on Adjusted EBITDA of the businesses acquired in the current year; (iii) due diligence costs and other advisory fees associated with mergers and acquisitions projects; and (iv) the positive or negative impact of severe flooding in October 2015 at the Corporation’s manufacturing facility in Columbia, South Carolina. The Corporation defines Adjusted EBITDA as net earnings (loss) before: (i) interest and other finance costs; (ii) income tax expense (benefit); (iii) amortization of intangible assets; (iv) depreciation of property, plant and equipment; (v) manufacturing facility closures, restructuring and other related charges; (vi) stock-based compensation expense (benefit); (vii) impairment of goodwill; (viii) impairment (reversal of impairment) of long-lived assets and other assets; (ix) write-down on assets classified as held-for-sale; (x) (gain) loss on disposal of property, plant, and equipment and (xi) other discrete items as disclosed; and

(b)	Compensation Cash Flows, which the Corporation defines as cash flows from operating activities excluding: (i) performance bonus expense; (ii) cash flows from operating activities of the businesses acquired in the current year; (iii) due diligence costs and other advisory fees associated with mergers and acquisitions projects; (iv) the positive or negative impact of severe flooding in October 2015 at the Corporation’s manufacturing facility in Columbia, South Carolina; and (v) settlement of the outstanding litigation with the Corporation’s former Chief Financial Officer.

At the HRCC’s recommendation, the Board of Directors elected to use Compensation Adjusted EBITDA and Compensation Cash Flows in determining bonuses for 2016 because certain expenses and charges expected (at the time of the Board’s determination) to be incurred by the Corporation during the year (e.g., due diligence costs and other advisory fees associated with mergers and acquisitions projects and manufacturing facility closures, restructuring and other related charges) were viewed to be in the long-term interest of the Corporation and that such amounts should not impact the ability of senior management to achieve the performance bonus targets. In determining the actual Compensation Adjusted EBITDA and Compensation Cash Flows, the HRCC used its discretion to exclude an additional immaterial expense that was unrelated to current year performance.

The target amount for Compensation Adjusted EBITDA for 2016 was set at $126.0 million (the “Compensation Adjusted EBITDA Target”) and the target amount for Compensation Cash Flows was set at $96.0 million (the “Compensation Cash Flows Target”). The Compensation Adjusted EBITDA for 2016 used for the purposes of determining bonuses was $128.6 million, which was 102.0% of the Compensation Adjusted EBITDA Target. The Compensation Cash Flows for 2016 was $108.5 million, which was 113.1% of the Compensation Cash Flow Target.

The following table presents the target incentive compensation as a percentage of salary, the indicators used in 2016 to measure the Corporation’s performance for purposes of the short-term incentive compensation program and their relative weight.

		Gregory A.C. Yull		Jeffrey Crystal		Shawn Nelson		Douglas Nalette		Joseph Tocci
2016 Annual Eligible Base Salary		$770,000		$435,000		$342,280		$360,600		$320,770
Incentive compensation as a percentage of salary	Minimum Target Maximum	0 100 150	% % %	0 60 120	% % %	0 50 100	% % %	0 50 100	% % %	0 50 100	% % %
Relative weight of financial indicators
	Compensation Adjusted EBITDA	60%		60%		60%		60%		60%
	Compensation Cash Flows	40%		40%		40%		40%		40%

Total		100%		100%		100%		100%		100%

The bonus is calculated using, for each of the Compensation Adjusted EBITDA and Compensation Cash Flows objectives, the following formula and is equal to the sum of all results:

Annual eligible base salary at target	X	Bonus percentage (as determined based on the performance relative to the applicable objective’s target and as capped by the applicable maximum)	X	Weight of financial indicator

For purposes of the above calculation, “bonus percentage” is between 35% and 100% if between approximately 90% and 100% of the target objectives were achieved by the Corporation, respectively. For achievement between 90% and 100%, the “bonus percentage” is interpolated between 35% and 100%. For achievement above 100%, the “bonus percentage” is capped at 100% for purposes of calculating the bonuses for each of the Compensation Adjusted EBITDA and Compensation Cash Flows objectives but such achievement triggers respective additional “reach” bonuses described below.

The NEOs were also eligible for an additional bonus calculated using a Compensation Adjusted EBITDA target amount of $135.0 million (the “Reach Adjusted EBITDA Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum (i.e., it cannot exceed 1)):

Actual Compensation Adjusted EBITDA – Compensation Adjusted EBITDA Target	X	Maximum bonus amount – Target bonus amount	X	Weight of financial indicator
Reach Adjusted EBITDA Target – Compensation Adjusted EBITDA Target

The NEOs were also eligible for an additional bonus calculated using a Compensation Cash Flows target amount of $102.0 million (the “Reach Cash Flows Target”). This additional bonus is calculated using the following formula (note that the fraction below is capped by the applicable maximum (i.e., it cannot exceed 1)):

Actual Compensation Cash Flows – Compensation Cash Flows Target	X	Maximum bonus amount – Target bonus amount	X	Weight of financial indicator
Reach Cash Flows Target – Cash Flows Target

The following table presents the objectives for 2016 approved by the Board of Directors and the results achieved by the Corporation:

	Target ($)	Result ($)	Evaluation of Performance
Compensation Adjusted EBITDA	126,000,000	128,555,000	102.0%
Compensation Cash Flows	96,000,000	108,532,000	113.1%
Reach Adjusted EBITDA	135,000,000	128,555,000	95.2%
Reach Cash Flows	102,000,000	108,532,000	106.4%

	Gregory A.C. Yull ($)	Jeffrey Crystal ($)	Shawn Nelson ($)	Douglas Nalette ($)	Joseph Tocci ($)
Compensation Adjusted EBITDA	462,000	156,600	102,984	108,180	96,231
Compensation Cash Flows	308,000	104,400	68,656	72,120	64,154
Reach Adjusted EBITDA	65,607	44,477	29,249	30,725	27,331
Reach Cash Flows	154,000	104,400	68,656	72,120	64,154

Total	989,607	409,877	269,545	283,145	251,870

The following table presents, for each target objective, the bonus amount earned by the NEOs for 2016:

Clawback Policy

In April 2014, the Board of Directors of the Corporation adopted a “clawback” policy, pursuant to which the Corporation will recoup from executive officers or employees of the Corporation and its subsidiaries, as the case may be, annual incentive bonuses, special bonuses, other incentive compensation and equity-based awards, whether vested or unvested, paid, issued or granted to them, in the event of fraud, restatement of the Corporation’s financial results, material errors or omissions in the Corporation’s financial statements, or other events as may be determined from time to time by the Board of Directors in its discretion. To date, the Corporation has not been required to apply the “clawback” policy.

Executive Stock Option Plan

The ESOP is described in detail under the heading “Securities Authorized for Issuance under Equity Compensation Plans — Executive Stock Option Plan”. The HRCC recommends the granting of stock options from time to time based on its assessment of the appropriateness of doing so in light of the long-term strategic objectives of the Corporation, its current stage of development, the need to retain or attract particular key personnel, the number of stock options already outstanding and overall market conditions. The HRCC views the granting of stock options as a means of promoting the success of the Corporation and higher returns to its shareholders. As such, the HRCC does not grant stock options in excessively dilutive numbers or at exercise prices not reflective of the Corporation’s underlying value. During the fiscal year ended December 31, 2016, the HRCC did not recommend the granting of stock options to the NEOs or directors.

2012 Stock Appreciation Rights Plan

On June 20, 2012, the Board of Directors adopted the SAR Plan. The purpose of the SAR Plan is to (a) promote a proprietary interest in the Corporation among its executives and directors; (b) encourage the Corporation’s executives and directors to further the Corporation’s development; and (c) attract and retain the key employees necessary for the Corporation’s long-term success. The SAR Plan is administered by the HRCC and authorizes the Corporation to award SARs to eligible persons. A SAR is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a Share on the date of exercise.

During the fiscal year ended December 31, 2016, the HRCC did not recommend the granting of SARs to the NEOs or directors. For more information on the SAR Plan and amendments thereto, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

Performance Share Unit Plan

On April 22, 2014, the Board of Directors adopted the PSU Plan for executive officers and employees of the Corporation and its subsidiaries. The PSU Plan was approved by the shareholders of the Corporation at an annual and special meeting held on June 11, 2014. The purpose of the PSU Plan is to provide executive officers and employees with a proprietary interest in the Corporation through the granting of PSUs. The PSU Plan is also intended to increase the interest in the Corporation’s welfare of those executive officers and employees who share primary responsibility for the management, growth and protection of the business of the Corporation, to furnish an incentive to such executive officers and employees to continue their services for the Corporation and its subsidiaries and to provide a means through which the Corporation and its subsidiaries may attract able persons to enter their employment.

During the fiscal year ended December 31, 2016, the HRCC recommended the granting of an aggregate of 177,622 PSUs to the NEOs. For more information on the PSU Plan and amendments thereto, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

Group Benefits/Perquisites

The HRCC believes that the perquisites for NEOs should be limited in scope and value and commensurate with perquisites offered by peer group companies. The perquisites, including property or other personal benefits provided to a Named Executive Officer that are not generally available to all employees in the year ended December 31, 2016 did not exceed in any case the lesser of $50,000 or 10% of the Named Executive Officer’s total salary. See “Summary of the Compensation of the Named Executive Officers” starting on page 33 for additional detail.

Assessment of Risk Associated with the Corporation’s Compensation Policies and Practices

The HRCC has assessed the Corporation’s compensation plans and programs for its executive officers to ensure alignment with the Corporation’s business plan and to evaluate the potential risks associated with those plans and programs. The HRCC has concluded that the compensation policies and practices do not create any risks that are reasonably likely to have a material adverse effect on the Corporation.

The HRCC considers the risks associated with executive compensation and corporate incentive plans when designing and reviewing such plans and programs.

Neither NEOs nor directors are permitted to purchase financial instruments (such as prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of equity securities of the Corporation granted as compensation or held, directly or indirectly, by the NEO or director.

Executive Compensation-Related Fees

“Executive Compensation-Related Fees” consist of fees for professional services billed by each consultant or advisor, or any of its affiliates, that are related to determining compensation for any of the Corporation’s directors and executive officers. In the fiscal year ended December 31, 2016, the Corporation paid to its compensation consultants Executive Compensation-Related Fees amounting to $68,008 ($20,097 for the fiscal year ended December 31, 2015).

Performance Graph

The following graph compares the cumulative five-year total return provided to shareholders on the Corporation’s Shares relative to the cumulative total returns of the Standard & Poors/TSX Composite Total Return Index (“S&P/TSX Composite”). An investment of $100 (with reinvestment of all dividends) is assumed to have been made in the Corporation’s Shares and in the Index on December 31, 2011 and their relative performance is tracked through December 31, 2016.

The Corporation’s Share price in comparison to the S&P/TSX Composite Index over-performed for the 2013 through 2016 periods and in 2012 performed similar to the Index. The aggregate annual compensation of the NEOs has varied and is presented in the table below under “Summary of the Compensation of the Named Executive Officers.”

In 2012 through 2016, there were variable cash incentive awards based on the financial performance of the Corporation.

The HRCC does not establish compensation or incentive levels based solely on the market value of the Shares. The HRCC believes that there are a variety of factors that have an impact on the market value of the Shares that are not reflective of the underlying performance of the NEOs, including general market volatility.

Summary of the Compensation of the Named Executive Officers

The following table provides information for the financial years ended December 31, 2016, 2015 and 2014 regarding compensation paid to or earned by the NEOs.

Summary Compensation Table

Name	Year	Salary ($)	Share-Based Awards(1) ($)	Option- Based Awards(2) ($)	Non-Equity Incentive Plan Compensation(3) ($)		Pension Value(4) ($)	All other Compensation(5) ($)		Total Compensation ($)
					Annual Incentive Plans	Long-Term Incentive Plans
Gregory A. C. Yull	2016 2015 2014	731,378 543,269 525,000	1,602,407 937,022 455,200	— — 562,841	989,607 412,500 436,882	— — —	14,575 14,575 14,300	40,962 41,655 26,462	(6) (6) (7)	3,378,929 1,949,021 2,020,685

Jeffrey Crystal	2016 2015 2014	380,439 337,235 222,272	369,948 263,923 193,460	— — 93,081	409,877 254,926 230,635	— — —	14,575 14,575 7,362	— 5,142 104,126	(8) (8)	1,174,839 875,801 850,936

Douglas R. Nalette	2016 2015 2014	357,772 347,352 339,900	195,837 192,644 113,800	— — 95,470	269,545 175,048 158,370	— — —	14,575 14,575 14,300	— — —		837,729 729,619 721,840

Shawn Nelson	2016 2015 2014	340,725 330,918 323,574	195,837 192,644 113,800	— — 95,470	283,145 166,640 150,763	— — —	14,575 14,575 14,300	— — —		834,282 704,777 697,907

Joseph Tocci	2016 2015 2014	318,465 308,985 302,357	177,896 133,695 86,488	— — 58,751	251,870 155,714 140,877	— — —	14,575 14,575 14,300	— — —		762,806 612,969 602,773

(1)	The amount shown for each share–based award is the grant date fair value of PSUs that were granted to the Named Executive Officer under the PSU Plan during the specified financial year. The actual value received, if any, could be different and could also be nil, depending on the level of attainment of the performance objectives of the plan. The number of Shares earned can range from 0 to 150% of the grant amount based on entity performance criteria, specifically the total shareholder return ranking versus a specified peer group of companies. For more information on the PSU Plan and amendments thereto, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”. The base value of a PSU is the fair value estimate at the grant date using the Monte Carlo simulation model implemented in a risk-neutral framework considering the following assumptions:

PSU Grant Date	December 20, 2016	March 21, 2016	March 13, 2015	June 11, 2014
Grant recipient	Gregory A. C. Yull	All NEOs above	All NEOs above	All NEOs above
Performance period starting price	CDN$24.03	CDN$18.49	CDN$17.86	CDN$12.74
Valuation date stock price	CDN$24.84	CDN$18.44	CDN$17.53	CDN$12.72
Estimated dividend yield	0%	0%	0%	0%
Risk free rate	1.56%	1.05%	1.07%	0.91%
Estimated volatility	35%	36%	35%	38%
Term	3 years	3 years	3 years	3 years
Base value	CDN$24.36 (USD$18.18)	CDN$17.58 (USD$13.52)	CDN$16.29 (USD$12.84)	CDN$12.43 (USD$11.38)

(2)	The amount shown for each option-based award is the grant date fair value of the stock options that were granted to the Named Executive Officer under the ESOP during the specified financial year. The actual value received, if any, could be different and could also be nil, depending on variations in the price of the Shares. No option-based awards were granted to NEOs during the 2015 and 2016 financial years. The grant date fair value is estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions:

Option Grant Date	March 17, 2014	March 17, 2014	May 13, 2014
Grant recipient	Douglas R. Nalette, Shawn Nelson and Joseph Tocci	Gregory A. C. Yull	Jeffrey Crystal
Estimated dividend yield	2.83%	2.83%	2.87%
Risk free rate	1.64%	1.98%	1.62%
Estimated volatility	37.3%	39.3%	37.1%
Expected term	5 years	7 years	5 years
Grant date fair value	USD$2.94	USD$3.52	USD$2.86

(3)	The amounts shown for annual incentive plans represent amounts awarded under the Corporation’s senior management bonus plan. Award amounts are based on the level of achievement of financial objectives of the Corporation. See the section above entitled “Variable Cash Incentive Awards – Bonuses” for additional information.
(4)	Represents the Corporation’s contribution to its defined contribution pension plan, which qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. In addition, the non-compensatory charge relating to the defined benefit plan for Gregory A. C. Yull is $254,012 in 2016, $(324,934) in 2015 and $1,497,153 in 2014.
(5)	Except as otherwise indicated, the value of perquisites received by each of the NEOs, including property or other personal benefits provided to the NEOs that are not generally available to all employees, were not in the aggregate greater than the lesser of $50,000 or 10% of the Named Executive Officer’s total salary for the financial year.
(6)	Primarily includes amounts with respect to a Corporation-leased vehicle, club membership and the associated tax gross-up paid by the Corporation to Mr. Yull pursuant to the terms of his employment agreement.
(7)	Primarily includes amounts with respect to a Corporation-leased vehicle and tax gross-up paid by the Corporation to Mr. Yull pursuant to the terms of his employment agreement.
(8)	Primarily includes amounts paid with respect to relocation.

Incentive Plan Awards - Outstanding Option-Based Awards

The following table sets out the details of option-based incentive plan awards outstanding for the NEOs at December 31, 2016, the end of the most recently-completed financial year of the Corporation.

Option-Based Awards
Name	Number of unexercised options at fiscal year-end	Option Exercise Price (CDN$)	Option Expiration Date	Value of Unexercised In- the-Money Options(1) (CDN$)
Gregory A. C. Yull	265,000 160,000	12.04 12.55	06/05/2023 3/17/2024	3,482,100 2,020,800
Jeffrey Crystal	32,500	12.14	05/13/2020	423,800
Douglas R. Nalette	50,000 32,500	12.04 12.55	06/5/2019 03/17/2020	657,000 410,475
Shawn Nelson	50,000 50,000 32,500	1.80 12.04 12.55	06/27/2017 06/05/2019 3/17/2020	1,169,000 657,000 410,475
Joseph Tocci	12,500 50,000 20,000	1.80 12.04 12.55	06/27/2017 06/05/2019 3/17/2020	292,250 657,000 252,600

(1)	This column contains the aggregate value of in-the-money unexercised options as of December 31, 2016, calculated based on the difference between the closing price of the Shares on the TSX on December 30, 2016 (being CDN$25.18) and the exercise price of the stock options. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.

Incentive Plan Awards - Outstanding Share-Based Awards

The following table sets out the details of the share-based incentive plan awards outstanding for the NEOs at December 31, 2016, the end of the most recently-completed financial year of the Corporation.

Share-Based Awards
	SARS				PSUs
Name	Number of SARS Outstanding (#)		Value of SARS Outstanding(1) (CDN$)		Number of PSUs Outstanding (#)			Value of PSUs Outstanding(3) (CDN$)
	Vested	Unvested	Vested	Unvested	Vested		Unvested	Vested		Unvested
Gregory A. C. Yull	—	—	—	—	—		221,091	—		8,350,593
Jeffrey Crystal	—	—	—	—	—		64,913	—		2,451,764
Douglas R. Nalette	—	—	—	—	25,000	(2)	14,485	944,250	(2)	547,098
Shawn Nelson	—	—	—	—	—		39,485	—		1,491,348
Joseph Tocci	80,000	—	1,409,600	—	—		31,168	—		1,177,215

(1)	The value of the SARS is calculated based on the difference between the closing price of the Shares on the TSX on December 30, 2016 (being CDN$25.18) and the base price of the SARs (being CDN$7.56). Actual gains, if any, on the exercise of SARS will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized. The actual value received on exercise, if any, will be different and could also be nil, depending on variations in the price of the Shares.

(2)	Accelerated vesting as a result of meeting retirement eligibility as defined by the PSU Plan. For more information on the PSU Plan and amendments thereto, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.
(3)	The value of the Shares is calculated based on the closing price of the Shares on the TSX on December 30, 2016 (being CDN$25.18) and the equivalent number of Shares underlying the PSUs. The equivalent number of Shares earned is based on the Corporation’s level of attainment of the performance objective measured at December 30, 2016. Based on the December 30, 2016 total shareholder return ranking, equivalent Shares are equal to 150% of PSUs granted. Actual gains, if any, on the exercise of PSUs will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized. The actual value received on exercise, if any, will be different and could also be nil, depending on variations in the price of the Shares.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out, for each Named Executive Officer, the value of option-based awards and share-based awards which vested during the year ended December 31, 2016 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2016.

Name	Option-Based Awards – Value Vested During the Year(1) (CDN$)	Share-Based Awards – Value Vested During the Year (CDN$)		Non-Equity Incentive Plan Compensation – Value Earned During the Year (CDN$)
		SARS(2)	PSUs(3)
Gregory A. C. Yull	750,863	1,624,184	—	—
Jeffrey Crystal	63,456	—	—	—
Douglas R. Nalette	145,006	259,400	756,375	—
Shawn Nelson	145,006	259,400	—	—
Joseph Tocci	126,975	259,400	—	—

(1)	The value is calculated as if the stock options were exercised on the vesting date of each relevant grant. The value is equal to the difference between the closing price of the Shares on the vesting date and the exercise price on the vesting date. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.
(2)	The value is calculated as if the SARs were exercised on the vesting date of each relevant grant. The value is equal to the difference between the closing price of the Shares on the vesting date and the base price of the SARs on the vesting date. There is no guarantee that gains will be realized. The actual value received on exercise, if any, will be different and could also be nil, depending on variations in the price of the Shares.
(3)	The value is calculated as the number of PSUs on the vesting date multiplied by a percentage of target (being 150% as June 30, 2016) based on the PSU Agreement and the closing price of the Shares on the TSX on the vesting date. For more information on the PSU Plan and amendments thereto, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans”.

Termination and Change of Control Benefits

The following agreements between the Corporation and NEOs were in effect at the end of the Corporation’s most recently-completed financial year.

The Corporation entered into “change of control” agreements as of January 2001 with Shawn Nelson, as of October 28, 2004 with Douglas R. Nalette, and as of September 8, 2006 with Joseph Tocci. These agreements provide that if, within a period of six months after a change of control of the Corporation: (a) the executive voluntarily terminates his employment with the Corporation; or (b) the Corporation terminates the executive’s employment without cause, such executive will be entitled to, subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, in deferred compensation, a lump sum in the case of his resignation or an indemnity in lieu of notice in a lump sum in the case of his termination, equal to twelve months of such executive’s base remuneration at the effective date of such resignation or termination, and continued insurance coverage then in effect if permitted by the Corporation’s carrier during such period.

Furthermore, these agreements also provide that if during the term of the executive’s employment a bona fide offer is made to all shareholders of the Corporation which, if accepted, would result in a change of control of the Corporation, then, subject to any applicable law, all of the executive’s stock options which have not yet become vested and exercisable shall become vested and exercisable immediately. Upon expiry of such bona fide offer, if it does not result in a change of control of the Corporation, all of the executive’s unexercised stock options which were not vested prior to such offer, shall immediately revert to their unvested status and to their former provisions with respect to the time of their vesting.

On August 2, 2010, the Corporation entered into an Executive Employment Agreement with Gregory A. C. Yull. Pursuant to the terms of the Executive Employment Agreement, Mr. Yull received an annual base salary of $450,000, which increased to $475,000 commencing June 1, 2011 and to $500,000 commencing on June 1, 2012. Also, pursuant to the terms of the Agreement, as of June 1 2013 and thereafter, annual base salary adjustments will be determined by the Board of Directors. Mr. Yull shall also be entitled to a performance bonus for each fiscal year ranging from zero to 150% of his then current annual base salary based on the achievement of specific goals that are mutually agreed to between Mr. Yull and the Board of Directors. For 2016, Mr. Yull’s bonus was based on the Corporation achieving certain target amounts for Compensation Adjusted EBITDA Targets and Compensation Cash Flows Targets as further described in the section entitled “Compensation of Executive Officers and Directors Variable Cash Incentive Awards — Bonuses”. During the first three years of Mr. Yull’s employment, commencing June 8, 2010, Mr. Yull was to have been granted 350,000 stock options annually in accordance with the ESOP and thereafter at the discretion of the Board of Directors. In 2012, instead of receiving an award of 350,000 stock options in accordance with his employment agreement, Mr. Yull agreed to receive 500,905 SARs. The options granted during each of the first two years became exercisable in annual increments of 25% on each of the first four anniversaries of the grant date. Such stock options shall expire on the tenth anniversary of the grant date, subject to the early expiry provisions of the ESOP. The exercise price of such stock options shall be equal to the closing market price of the Shares on the last trading day prior to the date of such grant. At least 50% of the Shares acquired by Mr. Yull pursuant to the exercise of the stock options granted under the Executive Employment Agreement must be retained by Mr. Yull and not sold or disposed of for a period of three years following the date on which the option was exercised.

Unless terminated by the Corporation without cause or by Mr. Yull for “Good Reason”, as defined in the Executive Employment Agreement, Mr. Yull shall receive a defined benefit supplementary pension annually for life equal to the lesser of (i) $600,000 if he separates from service at age 65 or older, $570,000 at age 64, $540,000 at age 63, $510,000 at age 62, $480,000 at age 61, or $450,000 at age 60, and (ii) two percent of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation, multiplied by his years of service with the Corporation. In the event of Mr. Yull’s death, his surviving spouse would receive 50% of the annual supplemental pension benefit within 90 days of his death and continuing annually during her lifetime.

In the event the Corporation terminates Mr. Yull’s employment for any reason other than cause, or Mr. Yull terminates his employment for “Good Reason”, as defined in the Executive Employment Agreement, Mr. Yull shall be entitled to severance pay in an amount equal to two times the sum of his base salary and the average performance bonus paid to Mr. Yull in the last two fiscal years ending on the date prior to his date of termination. Subject to the restrictions of Section 409A of the Internal Revenue Code of 1986, such amount will be paid 65% in a lump sum and the balance in eight equal quarterly installments. In addition, all unvested options that would otherwise vest during the 24 months following the date of termination shall be immediately vested and remain exercisable for a period of twelve months. Lastly, the retirement benefits set out above shall vest.

In the event that Mr. Yull’s employment is terminated as a result of his Permanent Disability, as defined in the Executive Employment Agreement, or death, he shall be entitled to receive (i) accrued and unpaid base salary earned up to the date of termination, (ii) a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, (iii) vacation pay earned up to the date of termination, and (iv) provided the date of termination is on or after the fifth year anniversary of the Executive Employment Agreement, the retirement benefits set out above shall vest. In addition, all unvested stock options held by Mr. Yull shall immediately vest and remain exercisable for a period of nine months following the date of termination for Permanent Disability or death.

In the event that Mr. Yull’s employment is terminated by the Corporation without cause or for “Good Reason” within two years of a “Change of Control”, as defined in the Executive Employment Agreement, then he shall be entitled to receive (i) accrued and unpaid base salary earned up to the date of termination, (ii) a pro-rated performance bonus that he would have received in respect of the fiscal year in which the termination occurred, based upon the average performance bonus paid to Mr. Yull in the last two fiscal years, (iii) vacation pay earned up to the date of termination, and (iv) severance pay in an amount equal to three times the sum of his base salary and the average performance bonus paid in the last two fiscal years immediately preceding the date of termination. In addition, all unvested stock options held by Mr. Yull shall immediately vest and remain exercisable for a period of 36 months following the date of termination, and the retirement benefits set out above shall vest. Mr. Yull shall also be entitled to participate, at his cost, in the benefits under the Corporation’s medical and dental benefit program until such time as he reaches the age of eligibility for coverage under Medicare. Lastly, disability and life insurance benefits shall be provided for the benefit of Mr. Yull pursuant to any benefit plans and programs then provided by the Corporation generally to its executives and continue for a period of 36 months following the date of termination.

Mr. Yull is also subject to a customary non-compete agreement for two years from the date of termination.

On March 21, 2014, the Corporation and Jeffrey Crystal mutually agreed to certain terms of employment. Under these terms, Mr. Crystal was to receive an annual base salary of $330,000. Mr. Crystal also was to be entitled to a bonus ranging from zero to 50% of his then-current annual base salary based on the achievement of certain target amounts for Adjusted EBITDA Targets and Cash Flow Targets, with the bonus opportunity increasing to 100% of his then-current annual base salary based on the achievement of certain stretch Adjusted EBITDA goals. While a definitive employment agreement has yet to be entered into between the Corporation and Mr. Crystal and the above terms have not been amended in the writing, the actual compensation practices have varied from the above terms. For a description of Mr. Crystal’s 2016 compensation of please see the section entitled “2016 Senior Management Bonus Plan.”

In addition, the Corporation agreed to cover certain of Mr. Crystal’s relocation costs. Further, the terms provide that Mr. Crystal will be entitled to severance pay in an amount equal to twelve months’ base annual salary, or if Mr. Crystal is terminated within six months of a change of control, he will be entitled to severance pay in an amount equal to 18 months’ base annual salary. Alternatively, if Mr. Crystal resigns within six months of a change of control, or the Corporation were to terminate Mr. Crystal after six months of a change of control, he will be entitled to severance pay in an amount equal to twelve months’ base annual salary. Mr. Crystal shall also be entitled to continue insurance coverage then in effect if permitted by the Corporation’s carrier during such period.

Estimated Termination Payments

The table below reflects amounts or values that would have been payable to or received by each Named Executive Officer if his employment had been terminated on December 31, 2016 without cause or following a change of control:

Name	Termination Without Cause		Change of Control
	Severance ($)	Continuation of Benefits ($)	Severance ($)	Continuation of Benefits ($)
Gregory A. C. Yull	2,389,382	6,600	3,584,072	9,900
Jeffrey Crystal	435,000	18,333	652,500	27,500
Douglas R. Nalette	360,600	7,753	360,600	7,753
Shawn Nelson	343,280	17,565	343,280	17,565
Joseph Tocci	320,770	17,374	320,770	17,374

Director Compensation

Compensation of directors is established in order to allow the Corporation to attract and retain highly-qualified and devoted directors with a varied and relevant experience, taking into account the numerous segments of activities which the Corporation exploits, and to align the interests of the directors with those of the shareholders.

On April 22, 2014, the Board of Directors adopted the DSU Plan. The purpose of the DSU Plan is to provide participants with a form of compensation which promotes greater alignment of the interests of the participants and the shareholders of the Corporation in creating long-term shareholder value. The DSU Plan is administered by the HRCC and authorizes the Corporation to award DSUs to any member of the Board of Directors of the Corporation who is not an executive officer or employee of the Corporation . Under the DSU Plan, each director is entitled to receive DSUs as a result of a grant and/or in lieu of cash for semi-annual directors’ fees. DSUs are settled, in cash only, when the director ceases to be a member of the Board of Directors of the Corporation. DSUs are net-settled to satisfy minimum statutory tax withholding requirements. See “Securities Authorized for Issuance under Equity Compensation Plans - Deferred Share Unit Plan” starting on page 48 below below for a description of the DSU Plan.

Directors receive annual fees and, until July 1, 2016, received additional compensation which varied depending on their attendance at meetings of the Board of Directors or its committees. On June 9, 2016, following a review of directors’ compensation by the HRCC, the Board of Directors adopted a proposal from the HRCC with respect to the compensation of the Corporation’s directors, with effect as of July 1, 2016, as set out in the table below. Compensation to directors is paid semi-annually.

The following table presents the different components of the compensation the directors may be entitled to receive, with the exception of Gregory A. C. Yull, who does not receive any compensation for serving as director as he is an executive of the Corporation.

Type of Compensation	Effective through June 30, 2016		Effective July 1, 2016

Annual Amount
Chair of the Board of Directors		$90,000		$100,000
Member of the Board of Directors		$30,000		$50,000
Chair of the Audit Committee		$10,000		$15,000
Member of the Audit Committee		$5,000		$8,000
Chair of the HRCC		$5,000		$10,000
Member of the HRCC		$2,000		$7,000
Chair of the CGNC Member of the CGNC	$ $	5,000 2,000	$ $	9,000 5,000
Chair of the Executive Committee		$5,000		$9,000
Member of the Executive Committee		$2,000		$5,000

Other Compensation
DSUs		Discretionary		$75,000
Attendance fee for each meeting of the Board of Directors and committees		$1,000 ($500 by telephone)		—

Directors are also reimbursed for travel and other out-of-pocket expenses incurred for attending Board of Directors and Committee meetings. If an independent director who is not an employee of the Corporation or of one of its subsidiaries is asked to provide additional services to the Corporation as director beyond the customary responsibilities of a director, such director may receive additional compensation determined by the CGNC.

The Corporation does not have a retirement plan for directors who are not employees or former employees of the Corporation.

Summary of Director Compensation

The Corporation paid its directors an aggregate of $1,132,398 for their services as directors in respect of the fiscal year ended December 31, 2016. The following table presents the details of all compensation and fees paid to the directors of the Corporation for the fiscal year ended December 31, 2016 (except for Gregory A. C. Yull, who is a NEO and who did not receive any fees as a director).

Director	Fees earned(1) ($)	Share-based awards(2) ($)	Option-based awards ($)	Non-equity incentive plan compensation ($)	Pension value ($)	All other compensation ($)	Total ($)
Robert M. Beil	57,500	74,685	—	—	—	—	132,185
George J. Bunze	110,500	74,685	—	—	—	—	185,185
Frank Di Tomaso	61,500	74,685	—	—	—	—	136,185
Robert J. Foster	63,500	74,685	—	—	—	—	138,185
James Pantelidis	52,000	74,685	—	—	—	—	126,685
Jorge N. Quintas	50,500	74,685	—	—	—	—	125,185
Mary Pat Salomone	59,000	103,103	—	—	—	—	162,103
Melbourne F. Yull	52,000	74,685	—	—	—	—	126,685

Total	506,500	625,898	—	—	—	—	1,132,398

(1)	Represents total compensation for Board and Committee services, which includes both cash payments and the value of DSUs elected in lieu of cash for such fees (including DSUs elected in lieu of cash for fees earned that were not yet granted as of December 31, 2016).
(2)	The amount shown for each share-based award is the grant date fair value of the DSUs that were granted to the director under the DSU Plan for the specified financial year which is calculated as the volume weighted average trading price of the Shares on the TSX for the five trading days preceding the date on which the DSU value is determined. Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees.

The following table presents the breakdown of fees earned by each director for the fiscal year ended December 31, 2016 (except for Gregory A. C. Yull, who did not receive any fees as a director).

Director	Board Retainer Fee ($)	Committee Retainer Fee ($)	Committee Chair Retainer Fee ($)	Board Attendance Fee ($)	Committee Attendance Fee ($)	Total Fees Earned ($)
Robert M. Beil	40,000	3,500	7,500	4,000	2,500	57,500
George J. Bunze	95,000	3,500	7,000	4,000	1,000	110,500
Frank Di Tomaso	40,000	3,500	12,500	4,000	1,500	61,500
Robert J. Foster	40,000	14,500	—	4,000	5,000	63,500
James Pantelidis	40,000	6,500	—	4,000	1,500	52,000
Jorge N. Quintas	40,000	4,500	—	3,500	2,500	50,500
Mary Pat Salomone	40,000	11,000	—	4,000	4,000	59,000
Melbourne F. Yull	40,000	—	7,000	4,000	1,000	52,000

Total	375,000	47,000	34,000	31,500	19,000	506,500

Incentive Plan Awards - Outstanding Director Option-Based Awards

The following table presents for each director all outstanding option-based awards at the end of the fiscal year ended December 31, 2016 (except for Gregory A. C. Yull, who is an NEO; see the heading “Compensation of Executive Officers and Directors — Summary of the Compensation of the NEOs — Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards”).

Option-Based Awards
Name	Number of Securities Underlying Unexercised Options (#)	Option Exercise Price (CDN$)	Option Expiration Date	Value of Unexercised In-the-Money Options(1) (CDN$)
Robert M. Beil	10,000 10,000	1.55 12.04	06/07/2017 06/05/2019	236,300 131,400
George J. Bunze	5,000 10,000	1.55 12.04	06/07/2017 06/05/2019	118,150 131,400
Frank Di Tomaso	—	—	—	—
Robert J. Foster	10,000	12.04	06/05/2019	131,400
James Pantelidis	10,000	12.04	06/05/2019	131,400
Jorge N. Quintas	2,500	12.04	06/05/2019	32,850
Mary Pat Salomone	—	—	—	—
Melbourne F. Yull	10,000 10,000	1.55 12.04	06/07/2017 06/05/2019	236,300 131,400

(1)	This column sets out the aggregate value of in-the-money unexercised options as of December 31, 2016, calculated based on the difference between the closing price of the Shares on the TSX on December 30, 2016 (being CDN$25.18) and the exercise price of the stock options. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.

Incentive Plan Awards - Outstanding and Share-Based Awards

The following table presents for each director all outstanding share-based awards at the end of the fiscal year ended December 31, 2016 (except for Gregory A. C. Yull, who is an NEO; see the heading “Compensation of Executive Officers and Directors — Summary of the Compensation of the NEOs — Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards”).

Share-Based Awards
	SARS		DSUs
Name	Number of Vested SARS Outstanding(1) (#)	Value of Vested SARS Outstanding(2) (CDN$)	Number of Vested DSUs Outstanding(1) (#)	Value of Vested DSUs outstanding(3) (CDN$)
Robert M. Beil	10,000	176,200	14,556	366,520
George J. Bunze	10,000	176,200	23,248	585,385
Frank Di Tomaso	—	—	10,276	258,750
Robert J. Foster	10,000	176,200	20,081	505,640
James Pantelidis	30,000	528,600	10,276	258,750
Jorge N. Quintas	10,000	176,200	17,579	442,639
Mary Pat Salomone	—	—	6,276	158,030
Melbourne F. Yull	—	—	16,956	426,952

(1)	All outstanding SARs and DSUs were 100% vested for directors as of December 31, 2016 and as such, no unvested amounts are shown in the table above.
(2)	The value of the SARS is calculated based on the difference between the closing price of the Shares on the TSX on December 30, 2016 (being CDN$25.18) and the base price of the SARs (being CDN$7.56). Actual gains, if any, on the exercise of SARS will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized. The actual value received on exercise, if any, will be different and could also be nil, depending on variations in the price of the Shares.
(3)	The value of the DSUs is calculated based on the closing price of the Shares on the TSX on December 30, 2016 (being CDN$25.18). For more information on the DSU Plan and amendments thereto, see the section entitled “Securities Authorized for Issuance Under Equity Compensation Plans.” Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 31, 2016.

The following table presents for each director all DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 31, 2016.

Name	Number of DSUs not yet granted at December 31, 2016(1)	Fees earned for which DSUs were elected in lieu of cash ($)
Robert M. Beil	946	16,250
George J. Bunze	3,319	57,000
Frank Di Tomaso	—	—
Robert J. Foster	2,038	35,000
James Pantelidis	—	—
Jorge N. Quintas	1,659	28,500
Mary Pat Salomone	—	—
Melbourne F. Yull	—	—

(1)	The amount shown for DSUs to be granted in lieu of cash for semi-annual directors’ fees earned is calculated based on the volume weighted average trading price of the Shares on the TSX for the five trading days preceding March 20, 2017 of $17.17 (CDN $22.75).

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out for each director (except for Gregory A. C. Yull, who is an NEO), the value of option-based awards and share-based awards which vested during the year ended December 31, 2016 and the value of non-equity incentive plan compensation earned during the year ended December 31, 2016. For Gregory A. C. Yull, see the heading “Compensation of Executive Officers and Directors — Summary of the Compensation of the Named Executive Officers — Incentive Plan Awards — Outstanding Share-Based Awards and Option-Based Awards”.

Name	Option-Based Awards – Value Vested During the Year(1) (CDN$)	Share-Based Awards – Value Vested During the Year(2) (CDN$)	Non-Equity Incentive Plan Compensation – Value Earned During the Year (CDN$)
Robert M. Beil	19,625	124,861	—
George J. Bunze	19,625	232,994	—
Frank Di Tomaso	—	94,072	—
Robert J. Foster	19,625	167,415	—
James Pantelidis	19,625	94,072	—
Jorge N. Quintas	19,625	148,529	—
Mary Pat Salomone	—	131,632	—
Melbourne F. Yull	19,625	123,839	—

(1)	The value is calculated as if the stock options were exercised on the vesting date of each relevant grant. The value is equal to the difference between the closing price of the Shares on the vesting date and the exercise price on the vesting date. Actual gains, if any, on exercise will depend on the value of the Shares on the date of exercise. There is no guarantee that gains will be realized.
(2)	The value is calculated as if the DSUs were exercised on the vesting date of each relevant grant. The DSU value is based on the closing price of the Shares on the DSU vesting date, which is the same as the grant date. Amounts presented do not include DSUs elected in lieu of cash for semi-annual directors’ fees earned that were not yet granted as of December 31, 2016. All outstanding SARs were 100% vested for directors as of December 31, 2015 and as such, nil is shown in the table above.

Pension and Other Post-Retirement Benefit Plans

The following table sets out the entitlements of each of Melbourne F. Yull and Gregory A. C. Yull under the defined benefit plans that provide for payments or benefits at, following, or in connection with retirement (all figures were calculated using the accounting methods and assumptions disclosed in Note 18 to the Consolidated Financial Statements of the Corporation for the fiscal year ended December 31, 2016).

Name	Number of Years Credited Service	Annual Benefits Payable		Opening Present Value of Defined Benefit Obligation	Compensatory Change	Non- Compensatory Change	Closing Present Value of Defined Benefit Obligation
		At Year End	At Age 65
Melbourne F. Yull	26	260,935	N/A	2,897,830	(260,935)	109,636	2,746,531
Gregory A.C. Yull	27	600,000	600,000	4,861,520	—	354,012	4,890,598

Melbourne F. Yull was Chairman of the Board of Directors and Chief Executive Officer of the Corporation from January 11, 1995 to June 14, 2006. Prior thereto, Mr. Yull was the President and a director of the Corporation or a predecessor thereof, from 1981. The former employment agreement entered into between the Corporation and Mr. Yull provides that Mr. Yull receives from the Corporation a defined benefit supplementary pension annually for life in an amount equal to 2% of the average of Mr. Yull’s annual gross salary for the final five years of his employment with the Corporation, multiplied by his years of service with the Corporation to retirement. Accordingly, Mr. Yull receives a pension from the Corporation in an amount of $260,935 per year.

Gregory A. C. Yull is President, Chief Executive Officer and a director of the Corporation. The employment agreement entered into between the Corporation and Gregory A. C. Yull provides that he will receive from the Corporation a defined benefit supplementary pension annually for life in an amount equal to the lesser of (i) $450,000 if he separates from service to the Corporation at age 60 up to a maximum amount of $600,000 at age 65 increasing rateably for each additional year of service past age 60, and (ii) 2% of the average of his total cash compensation (base salary and performance bonus) for the highest five years of his employment during the prior ten years as of the time of separation of his employment with the Corporation, multiplied by his years of service with the Corporation. As of December 31, 2016, Mr. Yull’s accumulated benefit was an amount of $600,000 per year.

The Corporation maintains defined contribution pension plans in the United States and Canada. Each Named Executive Officer participates in the Intertape Polymer Corp. USA Employees’ Stock Ownership and Retirement Savings Plan (the “US Plan”). The US Plan is a defined contribution pension plan and qualifies as a deferred salary arrangement under section 401(k) of the United States Internal Revenue Code. Under the US Plan, employees who have been employed for at least 90 days may defer a portion of their pre-tax earnings subject to statutory limitations. The Corporation may make discretionary contributions for the benefit of eligible employees. The US Plan permits eligible employees to choose how their account balances are invested on their behalf within a range of investment options provided by third-party fund managers. The following table sets out the Corporation’s contributions to the US Plan and the accumulated value as of December 31, 2016 for each Named Executive Officer.

Name	Accumulated Value at Start of Year ($)	Compensatory ($)(1)	Accumulated Value at Year End ($)
Gregory A. C. Yull	1,605,181	14,575	2,330,179
Jeffrey Crystal	24,810	14,575	57,525
Douglas R. Nalette	693,673	14,575	971,292
Shawn Nelson	851,903	14,575	1,190,734
Joseph Tocci	621,872	14,575	743,884

(1)	The Corporation’s contribution for the fiscal year ended December 31, 2016 was paid in 2017.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER

EQUITY COMPENSATION PLANS

Equity Compensation Plan Information

The following table sets out certain details as of December 31, 2016 with respect to stock options granted under the ESOP, PSUs and DSUs.

Plan category	Number of securities to be issued upon exercise of outstanding options, PSUs, DSUs, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (CDN$) (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	2,518,613	11.38	3,387,421
Equity compensation plans not approved by security holders	—	—	—

Total	2,518,613	11.38	3,387,421

Executive Stock Option Plan

In 1992, the Corporation adopted the ESOP, as amended from time-to-time, in respect of the Shares. The ESOP provides that the total number of Shares reserved for issuance thereunder is equal to 10% of the issued and outstanding Shares from time-to-time. The ESOP is considered to be an “evergreen” plan, since the number of Shares covered by options which have been exercised will be available for subsequent grants under the ESOP and the number of options available for grants increases as the number of issued and outstanding Shares increases. As such, under the rules of the TSX, a security-based compensation arrangement such as the ESOP must, when initially put in place, receive shareholder approval at a duly-called meeting of shareholders and the unallocated options are subject to ratification by shareholders every three years thereafter. All unallocated options under the ESOP were most recently ratified, confirmed and approved by shareholders at an annual and special meeting of shareholders of the Corporation held on June 4, 2015.

The purpose of the ESOP is to promote a proprietary interest in the Corporation among the executives, key employees and directors of the Corporation and its subsidiaries, in order to both encourage such persons to further the development of the Corporation and assist the Corporation in attracting and retaining key personnel necessary for the Corporation’s long-term success. The Board of Directors designates from time-to-time those persons to whom options are to be granted and determines the number of Shares subject to such options. Generally, participation in the ESOP is limited to persons holding positions that can have an impact on the Corporation’s long-term results. The number of Shares to which the options relate is determined by taking into account, inter alia, the market value of the Shares and each optionee’s base salary.

The following is a description of certain features of the ESOP:

(a)	options expire not later than ten years after the date of grant and, unless otherwise determined by the Board of Directors, all vested options under a particular grant expire 24 months after the vesting date of the last tranche of such grant;

(b)	if an option is to expire during a period when the optionee is prohibited by the Corporation from trading in the Shares pursuant to the policies of the Corporation (a “Blackout Period”), or within ten business days of the expiry of such Blackout Period, the term of such option will be automatically extended for a period of ten business days immediately following the end of the Blackout Period;

(c)	options that are granted to directors who are not executive officers of the Corporation vest as to 25% on the date of grant, with another 25% vesting on each of the first three anniversaries of the date of grant;

(d)	under the current amended ESOP, all other options granted vest as to one-third on each of the first, second and third anniversaries of the date of grant. Previously, the ESOP provided that such stock options granted, other than to directors who were not executives, vested 25% per year over four years;

(e)	the aggregate number of options that may be granted to directors who are not part of management may not exceed 1% of the number of issued and outstanding Shares;

(f)	the exercise price of the options is determined by the Board of Directors, but cannot be less than the “Market Value” of the Shares, defined in the ESOP as the closing price of the Shares on the TSX for the day immediately preceding the effective date of the grant;

(g)	the number of Shares reserved for issuance to any person cannot exceed 5% of the number of issued and outstanding Shares;

(h)	the number of Shares issuable to any one “insider” of the Corporation and such insider’s associates within a one-year period cannot exceed 5% of the number of issued and outstanding Shares;

(i)	the number of Shares issuable at any time to “insiders” under the ESOP or any other compensation arrangement of the Corporation cannot exceed 10% of the number of issued and outstanding Shares;

(j)	the number of Shares issued to “insiders” within a one-year period under the ESOP or any other compensation arrangement of the Corporation cannot exceed 10% of the number of issued and outstanding Shares;

(k)	options granted under the ESOP may not at any time be repriced;

(l)	options granted under the ESOP may not be assigned;

(m)	in the event that a bona fide offer to purchase all or part of the outstanding Shares is made to all shareholders, notice thereof must be given by the Corporation to all optionees and all options will become immediately exercisable, but only to the extent necessary to enable an optionee to tender his or her Shares should the optionee so desire;

(n)	the ESOP does not provide for financial assistance from the Corporation to optionees;

(o)	when a director of the Corporation ceases to be a director, all non-vested options are immediately cancelled and the former director is entitled to exercise, within a period of three months from such event, options that had vested at the time the director ceased to be a director;

(p)	in the case of retirement of an optionee, all non-vested options are immediately cancelled and the former employee is entitled to exercise, within a period of twelve months from retirement, options that had vested at the time of retirement;

(q)	in the case of an optionee’s death, all non-vested options are immediately cancelled and the estate is entitled to exercise, within a period of twelve months from death, options that had vested at the time of death;

(r)	when an optionee ceases to be an employee of the Corporation or a subsidiary of the Corporation for any reason other than retirement or death, all non-vested options are immediately cancelled and the optionee is entitled to exercise, within a period of three months from the termination of employment, options that had vested at the time of termination of employment; and

(s)	subject to the approval of the TSX, the Board of Directors of the Corporation may amend or terminate the ESOP at any time but, in such event, the rights of optionees related to any options granted but unexercised under the ESOP shall be preserved and maintained and no amendment can confer additional benefits upon optionees without prior approval by the shareholders of the Corporation.

The following is a description with respect to grants and exercises of options under the ESOP, as required by the TSX:

Since the inception of the ESOP in 1992 and as of April 26, 2017:

(i)	the Corporation has granted options in respect of an aggregate of 13,589,333 Shares,

(ii)	options in respect of 7,274,717 Shares have lapsed due to expiration or cancellation, and

(iii)	options in respect of 5,318,366 Shares have been exercised,

so that, as of April 26, 2017, there were options issued and outstanding in respect of an aggregate of 996,250 Shares, representing approximately 1.7% of the issued and outstanding Shares, and a total of 4,916,284 Shares were available for future grants of stock options, representing approximately 8.3% of the issued and outstanding Shares.

2012 Stock Appreciation Rights Plan

On June 20, 2012, the Board of Directors of the Corporation adopted the SAR Plan. The purpose of the SAR Plan is to (a) promote a proprietary interest in the Corporation among its executives and directors; (b) encourage the Corporation’s executives and directors to further the Corporation’s development; and (c) attract and retain the key employees necessary for the Corporation’s long-term success. The SAR Plan is administered by the HRCC and authorizes the Corporation to award SARs to eligible persons. A SAR is a right to receive a cash payment equal to the difference between the base price of the SAR and the market value of a Share on the date of exercise. SARs can be settled only in cash. No SARs were granted in 2016.

The following is a description of certain features of the SAR Plan:

(a)	SARs expire not later than ten years after the date of grant. The expiry date of SARs, and their vesting schedule, if any, will be set out in the applicable agreement evidencing the grant of SARs to a participant;

(b)	once the expiry date of SARs is determined in the applicable agreement, such expiry date may not be extended;

(c)	the aggregate number of SARs that may be granted to directors who are not employees of the Corporation cannot exceed 1% of the number of issued and outstanding Shares;

(d)	the base price of a SAR will be the closing price of the Shares on the TSX on the trading day immediately preceding the day on which a SAR is granted; and

(e)	the base price of each SAR is confirmed in writing by the HRCC to the participant at the time of grant and once so confirmed, may not be changed; and

(f)	upon the occurrence of a change in control (as defined in the SAR Plan), all SARs outstanding at such time will become fully and immediately vested and will remain exercisable until their expiration, termination or cancellation pursuant to the terms of the SAR Plan and the applicable grant agreement.

On February 3, 2016, the Board of Directors amended the SAR Plan by adding the provision set out at (e) above and, on March 18, 2016, amended the SAR Plan by adding the provision set out at (b) above. Under the policies of the TSX and the terms of the SAR Plan, the two amendments were not subject to shareholder approval.

The award agreements for the SARs granted in 2012 provide that the SARs granted to employees and executives will vest and may be exercisable 25% per year over four years and that the SARs granted to directors, who are not officers of the Corporation, will vest and may be exercisable 25% on the grant date, and a further 25% will vest and may be exercisable per year over three years.

As of April 26, 2017, there were 147,500 SARs outstanding.

Performance Share Unit Plan

On April 22, 2014, the Board of Directors adopted the PSU Plan for executive officers and employees of the Corporation and its subsidiaries. The PSU Plan was approved by the shareholders of the Corporation at an annual and special meeting held on June 11, 2014. The purpose of the PSU Plan is to provide executive officers and employees with a proprietary interest in the Corporation through the granting of PSUs. The PSU Plan is also intended to increase the interest in the Corporation’s welfare of those executive officers and employees who share primary responsibility for the management, growth and protection of the business of the Corporation, to furnish an incentive to such executive officers and employees to continue their services for the Corporation and its subsidiaries and to provide a means through which the Corporation and its subsidiaries may attract able persons to enter their employment.

On May 9, 2016, the Board of Directors amended the PSU Plan to provide for accelerated vesting of PSUs on retirement of an executive officer or employee, subject to certain conditions, and upon the death or total and permanent disability of the executive officer or employee, and to provide for the possibility of settling PSUs in cash, at the discretion of the Board of Directors. The amendment provided that in the event of cash settlement, the cash payment will equal the number of shares that would otherwise have been issued or delivered to the participant, multiplied by the volume weighted average trading price of the shares on the TSX for the five consecutive trading days immediately preceding the day of payment and that the Board had full discretion to determine the form of settlement of the PSUs. Under the policies of the TSX and the terms of the PSU Plan, the amendment was not subject to shareholder approval.

On November 10, 2016, the Board of Directors adopted a “Supplement for U.S. Participants” to the PSU Plan for participants in the PSU Plan who are residents of the United States for tax purposes. The “Supplement for U.S. Participants” was not subject to shareholder approval.

On February 17, 2017, the Board of Directors again amended the PSU Plan, to provide for only cash settlement of PSUs. The amendment provides that the Corporation will settle PSUs by delivering to the executive officer or employee an amount in cash equal to the product that results by multiplying the number of settled PSUs by the volume weighted average trading price of the Shares on the TSX for the five consecutive trading days immediately preceding the day of payment to the executive officer or employee. Under the policies of the TSX and the terms of the PSU Plan, the amendment was not subject to shareholder approval.

All of the foregoing amendments to the PSU Plan were approved by the TSX.

The following is a summary of the material terms of the PSU Plan and is subject to, and qualified by, the full text of the PSU Plan.

The Board of Directors, in its sole discretion, may from time to time approve the grant of PSUs to one or more executive officers or employees in respect of future services, the number of PSUs to be granted and the terms and conditions of such PSUs. Each grant of PSUs will be evidenced by a grant letter from the Corporation addressed to the executive officer or employee, setting out the date of grant, the number of PSUs granted, the performance objective(s) which must be attained in order for PSUs to be earned, any applicable reduction or increase in the number of Shares underlying the PSUs depending on the level of attainment of the relevant performance objective(s), the vesting conditions, the settlement period, and any other terms and conditions applicable to such PSUs.

For PSUs granted to date, the PSUs have a three-year market measurement period over which the Corporation’s total shareholder return (“TSR”) on its common stock is compared against a specified peer group (“Peer Group”) over the same measurement period. TSR is measured as the five-day volume weighted average price as of the applicable vesting date as divided by the five-day average price from the applicable grant date. The following table presents the award payout schedule for the PSUs. One hundred percent of the PSUs are defined as the “Target Shares” in the table. Further, first quartile means the top performing quartile and fourth quartile means the bottom performing quartile.

Relative TSR Ranking Relative to the Dow Jones – U.S. Containers & Packaging Index	Period Percent of Target Shares Vested
First Quartile TSR ranking	150%
Second Quartile TSR ranking	100%
Third Quartile TSR ranking	50%
Fourth Quartile TSR ranking	0%

The TSR measures are estimated based on the conventional method, which considers the reinvestment of any potential dividends in the Corporation’s stock.

The level of attainment of the performance objective(s), the number of PSUs earned and eligible to vest and the number of Shares underlying such PSUs will be determined by the Board of Directors from time to time. Upon such determination by the Board, the Corporation will deliver to the executive officer or employee a letter confirming the number of PSUs earned by the executive officer or employee and the number of Shares underlying such PSUs. Any PSUs not earned in accordance with the foregoing will expire and the executive officer or employee will not have any rights or entitlements whatsoever in respect of any such PSUs.

Notwithstanding any provision of the PSU Plan to the contrary, if an executive officer or employee ceases to be an executive officer or employee by reason of death or total and permanent disability (which has been certified by a physician acceptable to the Board), all unvested PSUs held by the executive officer or employee as of his or her last working day, as defined by the PSU Plan, shall automatically vest; furthermore, if an executive officer or employee ceases to be an executive officer or employee by reason of retirement at age 59 and  1⁄2 or older and has completed at least five years of service with the Corporation or one of its subsidiaries, all unvested PSUs which the executive officer or employee has held for at least one year as of the executive officer’s or employee’s last working day shall automatically vest.

Once a PSU is earned and has vested in accordance with the grant letter and the PSU Plan, it may be settled during a period established by the Board of Directors in accordance with the grant letter.

An executive officer or employee may request the settlement of PSUs which are earned and have vested in accordance with the grant letter and PSU Plan, at any time during the settlement period, in such manner as the Board of Directors may determine from time to time and in accordance with such rules and regulations as the Board of Directors may prescribe from time to time. As soon as reasonably practicable following the settlement date, the Corporation will settle the PSUs by delivering to the executive officer or employee an amount in cash equal to the product that results by multiplying the number of settled PSUs by the volume weighted average trading price of the Shares on the TSX for the five consecutive trading days immediately preceding the day of payment to the executive officer or employee.

As soon as reasonably practicable following the settlement date, the Corporation or a subsidiary will make a lump-sum cash payment to an executive officer or employee, net of any withholdings, in an amount equal to the product that results from multiplying the number of settled PSUs by the amount of cash dividends per Share declared and paid by the Corporation from the date of grant of the PSUs to such executive officer or employee to the settlement date.

PSUs expire on the business day preceding December 31 of the third calendar year following the first year in which the executive officer or employee rendered services in respect of the grant of PSUs. Any PSU which has vested in accordance with the applicable grant letter and the PSU Plan but which has not been settled at the expiry date will be automatically settled on such date.

In the event of a “Change of Control” of the Corporation, as that term is defined in the PSU Plan, (i) the settlement period of all vested PSUs will terminate on the date of the “Change of Control”, (ii) if applicable, and subject to clause (iii), the PSU Plan and all unvested PSUs will be assumed or continued by the successor entity to the Corporation or will be replaced by or substituted for a new PSU plan and new PSUs of the successor entity with identical terms and conditions, subject to an equitable adjustment in accordance with the PSU Plan, and (iii) if the adjustment in clause (ii) is not deemed practicable by the Board of Directors of the Corporation, the Board of Directors will accelerate vesting of all unvested PSUs, with effect as of the “Change of Control”, with the deemed attainment of 100% of the relevant performance objective(s).

If a holder of PSUs ceases to be an executive officer or employee of the Corporation or one of its subsidiaries for whatever reason, including resignation, voluntarily departure, termination for cause, termination other than for cause, permanent disability or death, all unvested PSUs will be forfeited and the settlement period of all vested PSUs will terminate on the later of the executive officer or employee’s last day of work with the Corporation or subsidiary, as the case may be, and the date of the Board’s determination of the level of attainment of the performance objective(s), the number of PSUs earned and eligible to vest and the number of Shares underlying such PSUs.

PSUs may not be assigned or transferred, other than by will or the laws of succession.

As of April 26, 2017, there were 1,244,256 PSUs outstanding.

Deferred Share Unit Plan

On April 22, 2014, the Board of Directors adopted the DSU Plan for the Corporation’s non-executive directors. The DSU Plan was approved by the shareholders of the Corporation at an annual and special meeting held on June 11, 2014. The purpose of the DSU Plan is to provide the Corporation’s non-executive directors with a form of compensation which promotes a greater alignment of the interests of the non-executive directors and the shareholders of the Corporation in creating long-term shareholder value.

The DSU Plan is under the direction of the Board of Directors. The HRCC makes recommendations to the Board of Directors in relation to the DSU Plan and DSU awards.

The following is a summary of the material terms of the DSU Plan and is subject to, and qualified by, the full text of the DSU Plan.

The Board of Directors, upon the recommendation of the HRCC, may in its sole discretion grant DSUs to one or more non-executive directors of the Corporation from time-to-time. In addition, each non-executive director may elect to receive, in lieu of cash, either 50% or 100% of all fees payable to such director as a member of the Board or lead director or as a member or chair of a committee of the Board, net of any applicable withholdings, in the form of DSUs. The DSUs will be credited to an account maintained for the director by the Corporation.

If a non-executive director elects to receive DSUs in lieu of fees, the director will receive a number of DSUs obtained by dividing the amount of such fees by the “DSU Value” on the date on which the DSUs are awarded, with such DSUs being awarded to non-executive directors on a semi-annual basis. “DSU Value” is defined in the DSU Plan as the volume weighted average trading price of the Shares on the TSX for the five trading days preceding the date on which the DSU Value is determined.

Holders of DSUs cannot settle their DSUs while they are members of the Board of Directors of the Corporation. As a result of an amendment adopted by the Board of Directors on February 17, 2017, the DSU Plan provides for only cash settlement of DSU awards. Specifically, once the holder of DSUs ceases to be a member of the Board, the Corporation will settle the DSUs by delivering to the former director an amount in cash equal to the product that results by multiplying the number of settled DSUs by the volume weighted average trading price of the Shares on the TSX for the five consecutive trading days immediately preceding the day of payment to the former director. Under the policies of the TSX and the terms of the DSU Plan, the amendment adopted on February 17, 2017 was not subject to shareholder approval. The amendment was approved by the TSX.

DSUs may not be assigned or transferred, other than by will or the laws of succession.

As of April 26, 2017, there were 127,210 DSUs outstanding.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

Aggregate Indebtedness

None of the executive officers, directors, employees or former executive officers, directors and employees of the Corporation and its subsidiaries as of April 26, 2017, owe any indebtedness to the Corporation and its subsidiaries, and no indebtedness of such persons to other entities was the subject of a guarantee, support agreement, letter of credit or other similar arrangement or understanding provided by the Corporation or any subsidiary thereof.

Indebtedness of Directors and Executive Officers under Securities Purchase and Other Programs

During the fiscal year ended December 31, 2016, and as of the date of this Circular, none of the directors, executive officers, employees (or previous directors, executive officers or employees of the Corporation) or proposed nominees for election as a director of the Corporation (or any associate of a director, executive officer or proposed nominee) was or is indebted to the Corporation with respect to the purchase of securities of the Corporation and for any other reason pursuant to a loan.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

For the purposes of this Circular, “informed person” means: (i) a director or executive officer of the Corporation; (ii) a director or executive officer of a person or corporation that is itself an informed person or subsidiary of the Corporation; (iii) any person or corporation who beneficially owns, or exercises control or direction over, directly or indirectly, voting securities of the Corporation or a combination of both, carrying more than 10% of the voting rights attached to all outstanding voting securities of the Corporation, other than voting securities held by the person or corporation as underwriter in the course of a distribution; and (iv) the Corporation if it has purchased, redeemed or otherwise acquired any of its own securities, for so long as it holds any of its securities.

To the best of the Corporation’s knowledge, no informed person or proposed director of the Corporation, and no associate or affiliate of the foregoing persons, at any time since the beginning of its last completed financial year, has or had any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any transaction since the beginning of its last completed financial year that has materially affected the Corporation or any of its subsidiaries, or in any proposed transaction that could materially affect the Corporation or any of its subsidiaries, or in any matter to be acted upon at this Meeting.

SHAREHOLDER PROPOSALS

The CBCA provides that a Registered Shareholder or a Beneficial Shareholder that is entitled to vote at an annual meeting of the Corporation may submit to the Corporation notice of any matter that the person proposes to raise at the meeting (referred to as a “Proposal”) and discuss at the meeting any matter in respect of which the person would have been entitled to submit a Proposal. The CBCA further provides that the Corporation must set out the Proposal in its management proxy circular along with, if so requested by the person who makes the Proposal, a statement in support of the Proposal by such person. However, the Corporation will not be required to set out the Proposal in its management proxy circular or include a supporting statement if, among other things, the Proposal is not submitted to the Corporation at least 90 days before the anniversary date of the notice of meeting that was sent to the shareholders in connection with the previous annual meeting of shareholders of the Corporation. As the notice in connection with the Meeting is dated April 26, 2017, the deadline for submitting a Proposal to the Corporation in connection with the next annual meeting of shareholders is January 26, 2018.

The foregoing is a summary only. Shareholders should carefully review the provisions of the CBCA relating to Proposals and consult with a legal advisor.

STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The Board of Directors and management of the Corporation believe that the highest standards of corporate governance are essential in the effective management of the Corporation as well as in the Corporation’s ability to build sustainable worth for its customers, business partners, employees and investors. The Board of Directors is committed to maintaining a high standard of corporate governance, and regularly reviews and updates its corporate governance systems in light of changing practices, expectations and legal requirements.

The Corporation is a Canadian reporting issuer and the Shares are listed and posted for trading on the TSX. The Corporation’s corporate governance practices reflect applicable rules and guidelines adopted by the Canadian Securities Administrators as set out in National Policy 58-201 Corporate Governance Guidelines and National Instrument 58-101 Disclosure of Corporate Governance Practices (collectively, the “CSA Guidelines”). Further, the Corporation’s governance practices also comply with the governance rules of the SEC applicable to foreign issuers and those mandated by the United States Sarbanes-Oxley Act of 2002.

The CSA Guidelines set out a series of guidelines for effective corporate governance. The guidelines address matters such as the composition and independence of corporate boards, the functions to be performed by boards and their committees, and the effectiveness and education of board members. The Corporation’s corporate governance practices are substantially in alignment with the CSA Guidelines. In accordance with the CSA Guidelines, the Corporation discloses, on an annual basis and in prescribed form, the corporate governance practices that it has adopted.

Pursuant to its mandate, the Board of Directors supervises the management of the business and affairs of the Corporation, including the development of major policy and strategy and the identification of the risks of the Corporation’s business and implementation of the appropriate systems to manage these risks. The Board of Directors has explicitly assumed responsibility for the stewardship of the Corporation and has adopted a formal mandate setting out its stewardship responsibilities. The Board of Directors discharges its responsibilities either directly or through its committees.

As regards the identification and management of risk, the Board of Directors receives reports from management of the Corporation on a regular basis with respect to risks which the Corporation encounters in its business. Among others, the Board considers and discusses risks such as: trends in the costs of raw materials and commodities; fluctuations in interest rates and foreign exchange rates; environmental and safety issues; execution by the Corporation of its capital expenditure projects; business continuity, including the effects of the flood experienced by the Corporation at its facility in Columbia, South Carolina; and integration of businesses acquired by the Corporation. Many of the risks considered and discussed by the Board are set out in the section entitled “Risk Factors” in the Corporation’s annual report on Form 20-F for the fiscal year ended December 31, 2016 and in the Corporation’s Management’s Discussion and Analysis for the 2016 fiscal year, both of which are available under the Corporation’s profile on SEDAR at www.sedar.com.

The Board of Directors has established four committees, namely the Audit Committee, HRCC, CGNC and Executive Committee to facilitate the carrying out of its duties and responsibilities and to meet applicable statutory requirements. The Board of Directors has adopted a formal mandate for each committee. The Board of Directors has developed a description of the role and responsibilities for each of the Chairman of the Board, the Lead Director, where applicable, the Chair of each committee of the Board of Directors and the Chief Executive Officer.

The Corporation has adopted a Code of Conduct and Business Ethics to which all directors, management personnel and employees of the Corporation are expected to adhere. A copy of the Code of Conduct and Business Ethics is available under the Corporation’s profile on SEDAR at www.sedar.com.

The following discloses the Corporation’s current governance practices in accordance with the CSA Guidelines.

Board of Directors

The Corporation complies with the CSA Guidelines which set out that a majority of the directors of the Corporation must be independent.

According to section 1.4 of National Instrument 52 – 110 Audit Committees, a director is independent if he or she has no direct or indirect material relationship with the Corporation, which includes a relationship which could, in the view of the Board of Directors, reasonably interfere with the exercise of the director’s independent judgment. After having examined the role and relationships of each of the directors and based on information provided by the directors as to their individual circumstances, the CGNC has established that seven of the nine directors proposed as nominees by management for election as directors are, as of the date hereof, independent of the Corporation, namely:

•	Robert M. Beil

•	George J. Bunze

•	Frank Di Tomaso

•	Robert J. Foster

•	James Pantelidis

•	Jorge N. Quintas

•	Mary Pat Salomone

This determination was made based on the following factors, that is, whether:

(i)	the director is, or has been within the last three years, an employee or executive officer of the Corporation or a subsidiary, or an immediate family member of the director is, or has been within the last three years, an executive officer of the Corporation or a subsidiary;

(ii)	the director is a current partner or employee of a firm that is the Corporation’s internal or external auditor, or was within the last three years, a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

(iii)	an immediate family member of the director is a current partner of a firm that is the Corporation’s internal or external auditor, or is a current employee of that firm and participates in its audit, assurance or tax compliance (but not tax planning) practice, or was, within the last three years a partner or employee of that firm and personally worked on the Corporation’s audit within that time;

(iv)	the director, or an immediate family member of the director, is or has been within the last three years, an executive officer of an entity on which any of the Corporation’s current executive officers serve or served at that time on the entity’s compensation committee; or

(v)	the director or an immediate family member of the director who is employed as an executive officer of the Corporation has received, during any twelve-month period within the last three years, more than $75,000 in direct compensation from the Corporation, other than (a) director and committee fees, (b) pension or other forms of deferred compensation for prior service provided that such compensation is not contingent in any way on continued service, and (c) compensation for previously acting as an interim chief executive officer of the Corporation or previously acting as a Chairman of the Board of Directors on a part-time basis.

An “immediate family member” includes a person’s spouse, parents, children, stepchildren, siblings, mothers and fathers-in-law, sons and daughters-in-law, brothers and sisters-in-law, and anyone (other than domestic employees) who shares the person’s home.

After having examined the role and relationships of each director, the CGNC has established that, of the nine directors proposed by management to sit on the Board of Directors, the following two directors are not independent from the Corporation, namely:

•	Gregory A. C. Yull, who is the Chief Executive Officer of the Corporation; and

•	Melbourne F. Yull, whose “immediate family member” (Gregory A. C. Yull) is Chief Executive Officer of the Corporation.

The Board of Directors considers that, as of the date hereof, seven of the nine directors are independent, meaning that 77.8% of the proposed nominees for election as directors are independent.

In addition, during the fiscal year ended December 31, 2016, all of the members of each of the Audit Committee, HRCC and CGNC were independent directors. At December 31, 2016: the members of the Audit Committee were Frank Di Tomaso (chairman), Robert J. Foster, James Pantelidis and Mary Pat Salomone, the members of the HRCC were Robert M. Beil (chairman), Robert J. Foster, Jorge N. Quintas and Mary Pat Salomone, and the members of the CGNC were George J. Bunze (chairman), Robert M. Beil and Frank Di Tomaso. If necessary, the independent members of the Board of Directors can meet without the presence of the non-independent directors.

The following directors are currently directors of other issuers that are reporting issuers (or the equivalent) in a jurisdiction of Canada or a foreign jurisdiction:

Name of Director	Issuer

George J. Bunze	Stella-Jones Inc.

Frank Di Tomaso	ADF Group Inc. Birks Group Inc.

James Pantelidis	EnerCare Inc. Parkland Fuel Corporation

Mary Pat Salomone	TransCanada Corporation TransCanada Pipelines Limited Herc Holdings, Inc.

George J. Bunze, Chairman of the Board of Directors, is an independent director. The positions of Chairman of the Board of Directors and Chief Executive Officer are split. The Board of Directors believes that separating the roles of Chairman of the Board of Directors and Chief Executive Officer allows the Board of Directors to more effectively oversee management, enhance accountability and avoid potential conflicts of interest.

The Board of Directors uses electronic board books. This allows information to be disseminated effectively and allows the Board of Directors to conduct its business efficiently. The use of electronic board books also reduces the use of paper by the Board of Directors, which also has the corollary benefit of reducing costs and is consistent with the Corporation’s dedication to be an environmental leader.

Board Mandate

The Board of Directors has approved its written mandate. The mandate of the Board of Directors is to supervise the management of the business and affairs of the Corporation, including the development of major policies and strategies and the identification of the risks of the Corporation’s business and the implementation of the appropriate systems to manage these risks. The complete text of the mandate of the Board of Directors is available on the Corporation’s website.

Position Descriptions

The Board of Directors has developed a description of the role and responsibilities of the Chairman of the Board of Directors, the Chair of each committee of the Board of Directors and the Chief Executive Officer.

The description of the role and responsibilities of the Chairman of the Board of Directors was approved by the Board of Directors. The description of the role and responsibilities of the Chairman of the Board of Directors establishes that the Chairman of the Board of Directors provides leadership and develops guiding principles for the Board of Directors and represents the Board of Directors with the shareholders at the annual meeting of shareholders. The Chairman of the Board of Directors also sets the agenda for meetings of the Board of Directors, chairs meetings of the Board of Directors, oversees its effectiveness and ensuring that it meets its obligations and responsibilities, and ensures that board members receive clear information on a timely basis and ensures that the performance of the Board of Directors is assessed on a regular basis. In addition, the Chairman of the Board of Directors supervises the chairs of the committees.

Descriptions of the role and responsibilities of the chairs of the Audit Committee, the HRCC and the CGNC were approved by the Board of Directors. They provide, among other things, that the chairman of each committee sets the agenda and chairs committee meetings and reports regularly to the Board of Directors.

A description of the role and responsibilities of the Chief Executive Officer was approved by the Board of Directors. The Board of Directors also determines with the Chief Executive Officer his or her priorities and responsibilities. The description provides that the Chief Executive Officer is ultimately responsible for directing the business and affairs of the Corporation, setting objectives and providing strategic directions to the management of the Corporation so that the Corporation may achieve expected results. He is responsible for: (i) directing the objectives, policies and operating plans consistent with the Board of Directors’ mandate, (ii) fostering a corporate culture that promotes integrity and ethical conduct and responsibility,

(iii) monitoring the Corporation’s compliance with current regulatory and disclosure rules, (iv) evaluating performance of senior management and developing and retaining personnel in order to provide for the future management of the Corporation, and (v) building the Corporation’s profile with the public and with investor communities and ensuring that the appropriate information and disclosure are being provided to the shareholders of the Corporation.

The position descriptions of the Chairman of the Board of Directors and of the Chief Executive Officer are available on the Corporation’s website.

Orientation and Continuing Education

The Board recognizes the importance of ongoing education for directors. Directors are encouraged to attend seminars, conferences and other continuing education programs to help ensure that they stay current on relevant issues such as corporate governance, financial and accounting practices and corporate ethics. The Corporation encourages directors to attend appropriate continuing education programs and will contribute to the cost of attending such programs. As well, written materials likely to be of interest to directors that have been published in periodicals, newspapers or by legal or accounting firms are routinely forwarded to directors. Furthermore, the Corporation also believes that serving on other corporate and not for profit boards is a valuable source of ongoing education.

Upon a director’s election or appointment to the Board of Directors, the director receives all of the various corporate governance documents that have been adopted by the Corporation. Additionally, the director participates in meetings with members of management of the Corporation, may be given a tour of certain of the Corporation’s operational facilities and is briefed on the strategic policies and strategic direction of the Corporation, all of which is designed with a view to familiarize new directors with the Corporation, its management structures and operations, and key legal, financial and operational issues.

New directors are also provided with information regarding corporate governance and structure and procedures of the Board of Directors and any committee on which the director will serve.

Upon joining the Board of Directors, a new director will have multiple one-on-one sessions with the Chairman and Chief Executive Officer to discuss the function of the Board of Directors and the nature of the Corporation’s business activities. Individual meetings will also be scheduled with executive management to educate new directors in more detail with respect to the Corporation’s operations. A secure website is also available to directors, where they have access to important Board of Directors’ materials, including board books, charters, guidelines and codes.

The Corporation has developed an education program for new directors. The main objective of the education program is to offer for each new director the opportunity to learn the business of the Corporation and for each director to better understand the challenges to which the Corporation is exposed. This education program is addressed, inter alia, to new directors to inform them as to the role of the Board of Directors, its committees and its directors, the nature and functioning of the Corporation, and the operations and management of the Corporation. Each director receives a Director Information Handbook that is regularly updated. The Director Information Handbook contains material pertinent to the affairs of the Corporation, including the mandate of the Board of Directors and its committees, descriptions of the role and responsibilities of each committee chair and of the Chairman of the Board of Directors, details of directors’ compensation, details regarding the directors’ liability insurance, the role and responsibilities of the President and Chief Executive Officer, the Corporation’s Code of Business Conducts and Ethics (the “Code of Conduct”) and its policies.

The Corporation relies on the fact that each director has had considerable prior corporate experience and that each director has the necessary expertise to serve as an effective director of the Corporation. Various members of senior management of the Corporation report to the Board of Directors on an informal and formal basis regularly in order to keep the directors up-to-date on various matters concerning the business and affairs of the Corporation. Counsel to the Corporation in both the United States and Canada are also available to advise the Board of Directors on new developments in relevant areas of the law.

Ethical Business Conduct

The Corporation’s Code of Conduct applies to each of the Corporation’s directors, officers and employees. A copy of the Code of Conduct is available under the Corporation’s profile on SEDAR at www.sedar.com.

All directors, officers and employees of the Corporation are strongly encouraged to discuss all issues with appropriate personnel at the Corporation in cases in which they suspect that a potential breach of the Code of Conduct may have occurred. Any waiver of a provision of the Code of Conduct for executive officers or directors of the Corporation may be made only by the Board of Directors or a committee thereof and will be promptly disclosed as required by law or by the regulations of the TSX. To the knowledge of the directors and officers of the Corporation, there has not been any instance of departure from the Code of Conduct within the last twelve months. Persons who violate the standards set out in the Code of Conduct will be subject to disciplinary action. The Board of Directors did not grant any waivers with respect to the Code of Conduct to any director, executive or executive officer during the last fiscal year. Therefore, no material change report pertaining to any conduct of a director, executive or executive officer that constitutes a departure from the Code of Conduct was filed.

The Code of Conduct is provided to each employee of the Corporation at the time of his or her commencement of employment, as well as to each director and officer of the Corporation at the time of his or her election or appointment. The Code of Conduct covers a variety of subject matters that are related to proper business conduct and ethics, including conflicts of interest, discrimination and harassment in the work place, the health and safety of employees, confidentiality obligations and insider-trading prohibitions. Compliance with these subject matters is ultimately monitored by the Board of Directors in different ways depending on the specific matter in question.

For example, as concerns insider trading, at the designated time during each financial quarter, a member of management informs the Corporation’s personnel in writing when the regular trading black-out period begins and ends. Further, members of the Board of Directors may be involved when a decision has to be made as to whether an additional trading black-out period is warranted in the event that certain material information may be accessible by the Corporation’s personnel prior to its divulgation to the public.

As concerns matters such as discrimination and harassment and the health and safety of employees, it is the Corporation’s supervisors and managers who are responsible for regularly monitoring such matters. These managers prepare written reports dealing with such matters on a regular basis. The reports are then reviewed by members of senior management, who are responsible for bringing any specific concerns to the attention of the Board of Directors.

The Code of Conduct sets out that employees are to discuss any compliance matters or concerns with a supervisor or manager or, if they prefer, to discuss them with Holland & Knight LLP, the Corporation’s U.S. legal counsel. The Corporation’s supervisors and managers and counsel at Holland & Knight LLP, as the case may be, each have ready access to the Board of Directors.

Under the CBCA, the Corporation’s governing statute, a director or officer of the Corporation must disclose to the Corporation, in writing or by requesting that it be entered in the minutes of meetings of the Board of Directors, the nature and extent of any interest that he or she has in a material contract or material transaction, whether made or proposed, with the Corporation, if the director or officer: (a) is a party to the contract or transaction; (b) is a director or an officer, or an individual acting in a similar capacity, of a party to the contract or transaction; or (c) has a material interest in a party to the contract or transaction. Subject to limited exceptions set out in the CBCA, the director cannot vote on any resolution to approve the contract or transaction.

Further, it is the policy of the Corporation that an interested director or officer recuse himself or herself from the decision-making process pertaining to a contract or transaction in which he or she has an interest.

In 2007, the Audit Committee established the “Whistle Blower Policy and Procedures” as part of the Code of Conduct. The purpose of the “Whistle Blower Policy and Procedures” is to provide a means by which accounting and audit-related complaints can be handled by the Audit Committee, thus providing an anonymous method by which employees can report, if any, questionable accounting, internal accounting controls, and auditing matters which would constitute a violation of the Corporation’s accounting policies, without fear of retaliation against good-faith whistleblowers.

Nomination of Directors

The CGNC identifies and recommends to the Board of Directors, when appropriate, skill sets and individuals who could add value to the Board of Directors. If the Board of Directors determines that new candidates for Board nomination are advisable, the process by which the Board of Directors identifies new candidates for Board nomination will begin with the approval by the Board of Directors of an outline of the skill-set and background which are desired in a new candidate. Board members and management will have an opportunity to suggest candidates for consideration. A search firm may be employed. Prospective candidates will be interviewed by the Chairman and other members of the Board of Directors on an ad hoc basis. An invitation to join the Board of Directors will be extended only after the Board of Directors has reached a consensus on the appropriateness of the candidate.

The members of the CGNC are George J. Bunze (chairman), Robert M. Beil and Frank Di Tomaso. The CGNC is composed entirely of independent directors, as is a majority of the members of the Board of Directors, ensuring any candidate recommended to the Board of Directors by the CGNC is approved by independent members of the CGNC and a majority of independent members of the Board of Directors.

The members of the CGNC are appointed by the Board of Directors annually. The charter of the CGNC is available on the Corporation’s website and states that the committee will inter alia:

(i)	develop and recommend to the Board of Directors a set of corporate governance principles applicable to the Corporation;

(ii)	monitor corporate governance issues, trends and proposed, new or amended regulatory requirements and, as appropriate, make recommendations to the Board of Directors;

(iii)	advise the Board of Directors with respect to the charters, structure and operations of the various committees of the Board of Directors and qualifications for membership thereon;

(iv)	in consultation with the Chairman of the Board of Directors and the Chief Executive Officer of the Corporation, make recommendations to the Board of Directors regarding which directors should serve on the various committees of the Board of Directors;

(v)	authorize any waiver of the compliance by an executive officer or a director with the Corporation’s Code of Conduct, oversee the investigation of any alleged breach of the Code of Conduct and make recommendations to the Board of Directors regarding any measures to be taken by the Board of Directors with respect thereto;

(vi)	exercise oversight of the policies and processes adopted by it or the Board of Directors relating to director orientation and continuing education;

(vii)	exercise oversight of the processes adopted by the Board of Directors for evaluating (a) the overall performance and workings of the Board of Directors as a whole, and (b) the performances of individual directors;

(viii)	establish a process for determining the “independence” of directors, the identification of “financial experts”, and the “financial literacy” of directors, as those terms are defined from time to time under the requirements or guidelines for board service under applicable securities laws and the rules of any stock exchange on which the Corporation’s securities are listed for trading; and

(ix)	review the size and composition of the Board of Directors.

Compensation

The Board of Directors has given the HRCC a mandate to examine the compensation of executive officers and make recommendations with respect thereto. For more detailed information with respect to the compensation of the Corporation’s officers, see “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis – Compensation Process” above.

The Board of Directors has established a HRCC that is composed entirely of independent directors within the meaning of National Instrument 52-110 Audit Committees. The members of the HRCC for the fiscal year ended December 31, 2016 were Robert M. Beil (chairman), Robert J. Foster, Jorge N. Quintas and Mary Pat Salomone.

The mandate of the HRCC is described above under the heading “Compensation of Execution Officers and Directors —Named Executive Officer Profiles”. The charter of the HRCC is available on the Corporation’s website.

During the fiscal year ended December 31, 2016, the Board of Directors retained the services of Conduent Consultants, as compensation consultants for advice relating to the competitiveness and appropriateness of the compensation programs of the Corporation for the President and Chief Executive Officer and other key executives, as the case may be. The services may include, but are not limited to, advice on base salaries, short-term, medium-term and long-term incentive programs, pension plans, social benefits, awards and provisions regarding employment and change of control. In connection with these services, Conduent Consultants may review the Corporation’s compensation policies (including making recommendations on the companies forming part of the peer group of companies representative of the competitive market of the Corporation, positioning regarding compensation and performance, performance measures, etc.), the design of the programs and the level of compensation compared to market and may make observations and recommendations regarding amendments where appropriate.

During the fiscal year ended December 31, 2016, the Corporation paid fees of $68,008 ($20,097 for the fiscal year ended December 31, 2015) for services related to the compensation of senior management.

Other Committees of the Board of Directors

The only committee of the Board of Directors other than the Audit Committee, HRCC and CGNC is the Executive Committee, which is comprised of George J. Bunze, Robert J. Foster, Gregory A. C. Yull and Melbourne F. Yull (chairman). The function of the Executive Committee is to provide strategic direction for the Corporation. The charter of the Executive Committee is available on the Corporation’s website.

Assessments

On a regular basis, all directors are required to complete a director’s questionnaire designed to assist the Board of Directors in assessing the Board of Directors as a whole, and each committee of the Board of Directors. The results of these assessments are discussed at a meeting of the Board of Directors. The Audit Committee follows a similar procedure to assist members of the Audit Committee in assessing the Committee.

Director Term Limits and Other Mechanisms of Board Renewal

The Corporation has not adopted term limits for its directors or other mechanisms of Board renewal. The Corporation is aware of the positive impacts of bringing new perspectives to the Board of Directors, and therefore does add new members; however, it values continuity on the Board of Directors and the in-depth knowledge of the Corporation held by those members who have a long-standing relationship with the Corporation.

Policies Regarding the Representation of Women on the Board

The Corporation does not currently have a written policy relating to the identification and nomination of women directors. Historically, the Corporation has not felt that such a policy was needed in light of the considerations set out in the paragraphs immediately below.

Consideration of the Representation of Women in the Director Identification and Selection Process

When the CGNC recommends candidates for director positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, to best bring together a selection of candidates allowing the Board of Directors to perform efficiently and act in the best interest of the Corporation and its stakeholders. The Corporation is aware of the benefits of diversity both on the Board and at the executive level, and therefore female representation is one factor taken into consideration during the search process to fill leadership roles within the Corporation.

Consideration Given to the Representation of Women in Executive Officer Appointments

When the Board of Directors selects candidates for executive officer positions, it considers not only the qualifications, personal qualities, business background and experience of the candidates, it also considers the composition of the group of nominees, to best bring together a selection of candidates allowing the Corporation’s management to perform efficiently and act in the best interest of the Corporation and its stakeholders. The Corporation is aware of the benefits of diversity both on the Board and at the executive level, and therefore female representation is one factor taken into consideration during the search process to fill leadership roles within the Corporation.

Targets Regarding the Representation of Women on the Board and in Executive Officer Positions

The Corporation has not adopted a “target” regarding women on the Board of Directors or in executive officer positions. The Corporation considers candidates based on their qualifications, personal qualities, business background and experience, and does not feel that targets necessarily result in the identification or selection of the best candidates.

Number of Women on the Board and in Executive Officer Positions

There is one woman on the Board of Directors of the Corporation. Of the nine executive officers of the Corporation, including its major subsidiaries, as defined in National Instrument 58-101 Disclosure of Corporate Governance Practices, one (11.1%) is a woman.

AUDIT COMMITTEE INFORMATION

Reference is made to the subsection entitled “Audit Committee” under Item 6C in the Corporation’s Annual Report on Form 20-F for the fiscal year ended December 31, 2016 for required disclosure relating to the Audit Committee. The Annual Report on Form 20-F is available under the Corporation’s profile on SEDAR at www.sedar.com and can be obtained by contacting the Corporation at 9999 Cavendish Blvd., Suite 200, Ville-St-Laurent, Québec H4M 2X5, telephone (514) 731-7591.

ADDITIONAL INFORMATION

Financial information about the Corporation is contained in its Consolidated Financial Statements and Management’s Discussion and Analysis as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016, and additional information about the Corporation is available under the Corporation’s profile on SEDAR at www.sedar.com.

The Corporation periodically holds investor meetings at its various plant locations and expects to continue to do so in the future.

If you would like to obtain, at no cost to you, a copy of any of the following documents:

(a)	the latest Form 20-F filed in lieu of an Annual Information Form of the Corporation together with any document, or the pertinent pages of any document, incorporated by reference therein;

(b)	the Consolidated Financial Statements of the Corporation as of December 31, 2016 and 2015 and for each of the years in the three-year period ended December 31, 2016, together with the accompanying Auditor’s Report thereon and any interim financial statements of the Corporation for periods subsequent to December 31, 2016 and Management’s Discussion and Analysis with respect thereto; and

(c)	this Circular,

please send your request to:

Attention: Kim Peens

Intertape Polymer Group Inc.

9999 Cavendish Blvd.

Suite 200

Saint-Laurent, Québec H4M 2X5

telephone: (514) 731-7591

telecopier: (514) 731-5039

AUTHORIZATION

The contents and the mailing of this Circular have been approved by the Board of Directors of the Corporation.

(signed) Neil Wiener

Secretary

Montreal, Canada

April 26, 2017

SCHEDULE A

SHAREHOLDERS’ ADVISORY, NON-BINDING RESOLUTION

EXECUTIVE COMPENSATION

BE AND IT IS HEREBY RESOLVED:

THAT, on an advisory basis, and not to diminish the role and responsibilities of the Board of Directors, the shareholders of the Corporation accept the approach to executive compensation set out in the section entitled “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis” on pages 27 to 32 of the Management Information Circular of the Corporation dated April 26, 2017.

A-1

ipg® intertape polymer group®

CST Link GROUP network

Appointment of Proxyholder

I/We, being holder(s) of Common Shares of Intertape Polymer Group Inc. (the “Corporation”), hereby appoint: Gregory A. C. Yull, Chief Executive Officer, or, failing him, Neil Wiener, Corporate Secretary OR

Print the name of the person you are appointing if this person is someone other than the individuals listed above as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Corporation to be held at 10:00 a.m. (eastern time) on June 7, 2017, at The Omni King Edward Hotel, Belgravia Room, 37 King Street East, Toronto, Ontario (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR the following Resolutions. Please use dark black pencil or pen.

FOR WITHHOLD

1. Election of Directors

1. Robert M. Beil

2. George J. Bunze

3. Frank Di Tomaso

4. Robert J. Foster

5. James Pantelidis

6. Jorge N. Quintas

7. Mary Pat Salomone

8. Gregory A.C. Yull

9. Melbourne F. Yull

2. Appointment of Auditor

Appointment of Raymond Chabot Grant Thornton LLP as Auditor

FOR AGAINST

3. “Say on Pay” Vote

A resolution in the form annexed as Schedule A to the Management Information Circular of the Corporation dated April 26, 2017 (the “Circular”) accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed under “Compensation of Executive Officers and Directors – Compensation Discussion and Analysis” in the Circular

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to the CST website www.canstockta.com/financialstatements and input code 3320A

❑ I would like to receive quarterly financial statements

❑ I do not want to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted FOR a matter by Management’s appointees or, if you appoint another proxyholder, as that other proxyholder sees fit. On any amendments or variations proposed or any new business properly submitted before the Meeting, I/We authorize you to vote as you see fit.

Signature(s) Date

Please sign exactly as your name(s) appears on this proxy. Please see reverse for additional instructions. All proxies must be received by 5:00 p.m. (eastern time) on June 6, 2017.

Proxy Form – Annual and Special Meeting of Shareholders of Intertape Polymer Group Inc. to be held on June 7, 2017 (the “Meeting”)

Notes to Proxy

1. This proxy must be signed by a holder or his or her attorney duly authorized in writing. If you are an individual, please sign exactly as your name appears on this proxy. If the holder is a corporation, a duly-authorized officer or attorney of the corporation must sign this proxy, and if the corporation has a corporate seal, its corporate seal should be affixed.

2. If the securities are registered in the name of an executor, administrator or trustee, please sign exactly as your name appears on this proxy. If the securities are registered in the name of a deceased or other holder, the proxy must be signed by the legal representative with his or her name printed below his or her signature, and evidence of authority to sign on behalf of the deceased or other holder must be attached to this proxy.

3. Some holders may own securities as both a registered and a beneficial holder; in which case you may receive more than one Circular and will need to vote separately as a registered and beneficial holder. Beneficial holders may be forwarded either a form of proxy already signed by the intermediary or a voting instruction form to allow them to direct the voting of securities they beneficially own. Beneficial holders should follow instructions for voting conveyed to them by their intermediaries.

4. If a security is held by two or more individuals, any one of them present or represented by proxy at the Meeting may, in the absence of the other or others, vote at the Meeting. However, if one or more of them are present or represented by proxy, they must vote together the number of securities indicated on the proxy.

All holders should refer to the Proxy Circular for further information regarding completion and use of this proxy and other information pertaining to the Meeting.

This proxy is solicited by and on behalf of Management of the Corporation.

How to Vote

INTERNET

Go to www.cstvotemyproxy.com

Cast your vote online

View Meeting documents

TELEPHONE

Use any touch-tone phone, call toll free 1-888-489-7352 and follow the voice instructions

To vote using your smartphone, please scan this QR Code –

To vote by telephone or Internet you will need your control number. If you vote by telephone or Internet, do not return this proxy.

MAIL OR EMAIL

Complete and return your signed proxy in the envelope provided or send to:

CST Trust Company (“CST”) B1 Level, 320 Bay Street Toronto, ON M5H 4A6

You may alternatively scan and email you proxy to proxy@canstockta.com.

An undated proxy is deemed to be dated on the day it was received by CST.

All proxies must be received by 5:00 p.m. (eastern time) on June 6, 2017.

ipg® intertape polymer group®

CST Link GROUP network

Appointee

I/We, being holder(s) of Common Shares of Intertape Polymer Group Inc. (the “Corporation”), hereby appoint: Gregory A. C. Yull, Chief Executive Officer, or, failing him, Neil Wiener, Corporate Secretary OR

To attend the meeting or to appoint someone to attend on your behalf, print that name here as proxy of the undersigned, to attend, act and vote on behalf of the undersigned in accordance with the below directions (or if no directions have been given, as the proxy sees fit) on all the following matters and any other matter that may properly come before the Annual and Special Meeting of Shareholders of the Corporation to be held at 10:00 a.m. (eastern time) on June 7, 2017, at The Omni King Edward Hotel, Belgravia Room, 37 King Street East, Toronto, Ontario (the “Meeting”), and at any and all adjournments or postponements thereof in the same manner, to the same extent and with the same powers as if the undersigned were personally present, with full power of substitution.

Management recommends voting FOR the following Resolutions. Please use dark black pencil or pen.

FOR WITHHOLD

1. Election of Directors

1. Robert M. Beil

2. George J. Bunze

3. Frank Di Tomaso

4. Robert J. Foster

5. James Pantelidis

6. Jorge N. Quintas

7. Mary Pat Salomone

8. Gregory A.C. Yull

9. Melbourne F. Yull

2. Appointment of Auditor

Appointment of Raymond Chabot Grant Thornton LLP as Auditor

FOR AGAINST

3. “Say on Pay” Vote

A resolution in the form annexed as Schedule A to the Management Information Circular of the Corporation dated April 26, 2017 (the “Circular”) accepting, in an advisory, non-binding capacity, the Corporation’s approach to executive compensation disclosed under Compensation of Executive Officers and Directors – Compensation Discussion and Analysis” in the Circular

Under Canadian securities law, you are entitled to receive certain investor documents. If you wish to receive such material, please tick the applicable boxes below. You may also go to the CST website www.canstockta.com/financialstatements and input code 3320A

❑ I would like to receive quarterly financial statements

❑ I would like to receive annual financial statements

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any instructions previously given with respect to the Meeting. If no voting instructions are indicated above, this VIF will be voted FOR a matter by Management’s appointees or, if you appoint another person, as such other person sees fit. On any amendments or variations proposed or any new business submitted properly before the Meeting, I/We authorize you to vote as you see fit.

Signature(s) Date

Please sign exactly as your name(s) appears on this Voting Instruction Form. Please see reverse for additional instructions. All Voting Instruction Forms must be received by the cut-off date.

Voting Instruction Form (“VIF”) – Annual and Special Meeting of Shareholders of Intertape Polymer Group Inc. to be held on June 7, 2017 (the “Meeting”)

1. We are sending to you the enclosed proxy-related materials that relate to a meeting of the holders of the series or class of securities that are held on your behalf by the intermediary identified above. Unless you attend the meeting and vote in person, your securities can be voted only by management, as proxy holder of the registered holder, in accordance with your instructions.

2. We are prohibited from voting these securities on any of the matters to be acted upon at the meeting without your specific voting instructions. In order for these securities to be voted at the meeting, it will be necessary for us to have your specific voting instructions. Please complete and return the information requested in this VIF to provide your voting instructions to us promptly.

3. If you want to attend the meeting and vote in person, please write your name in the place provided for that purpose in this form. You can also write the name of someone else whom you wish to attend the meeting and vote on your behalf. Unless prohibited by law, the person whose name is written in the space provided will have full authority to present matters to the meeting and vote on all matters that are presented at the meeting, even if those matters are not set out in this form or the Circular. Consult a legal advisor if you wish to modify the authority of that person in any way. If you require help, please contact the Registered Representative who services your account.

4. This VIF should be signed by you in the exact manner as your name appears on the VIF. If these voting instructions are given on behalf of a body corporate set out the full legal name of the body corporate, the name and position of the person giving voting instructions on behalf of the body corporate and the address for service of the body corporate.

5. If this VIF is not dated, it will be deemed to bear the date on which it is mailed by management to you.

6. When properly signed and delivered, securities represented by this VIF will be voted as directed by you, however, if such a direction is not made in respect of any matter, the VIF will direct the voting of the securities to be made as recommended in the documentation provided by Management for the meeting.

7. This VIF confers discretionary authority on the appointee to vote as the appointee sees fit in respect of amendments or variations to matters identified in the notice of meeting or other matters as may properly come before the meeting or any adjournment thereof.

8. Your voting instructions will be recorded on receipt of the VIF.

9. By providing voting instructions as requested, you are acknowledging that you are the beneficial owner of, and are entitled to instruct us with respect to the voting of, these securities.

10. If you have any questions regarding the enclosed documents, please contact the Registered Representative who services your account.

11. This VIF should be read in conjunction with the Circular and other proxy materials provided by Management.

How to Vote

INTERNET

Go to www.cstvotemyproxy.com

Cast your vote online

View Meeting documents

To vote using your smartphone, please scan this QR Code –

TELEPHONE

Use any touch-tone phone, call toll free 1-888-489-7352 and follow the voice instructions

To vote by telephone or Internet you will need your control number. If you vote by telephone or Internet, do not return this VIF.

MAIL OR EMAIL

Complete and return your signed VIF in the envelope provided or send to:

CST Trust Company (“CST”) B1 Level, 320 Bay Street

Toronto, ON M5H 4A6

You may alternatively scan and email your VIF to proxy@canstockta.com.

An undated VIF is deemed to be dated on the day it was received by CST.

All VIFs must be received by 5:00 p.m. (eastern time) on June 6, 2017.